UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1. Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the three- and nine-month periods ended September 30, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: November 8, 2024

Natura &Co Holding S.A. Interim Accounting Information (ITR) Individual and Consolidated For the three- and nine-month periods ended September 30, 2024 Independent Auditor’s Report

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim accounting information

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura &S.A. ("Company") as at 30 September 2024 and the related statements of profit or loss and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in shareholders' equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim statement of financial position of Natura &Co Holding S.A. and its subsidiaries ("Consolidated") as at 30 September 2024 and the related consolidated statements of profit or loss and comprehensive income for the quarter and nine-month period then ended, and the consolidated statements of changes in shareholders' equity and cash flows for the nine-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

(A free translation of the original in Portuguese)

Natura &Co Holding S.A.

Conclusion on the interim accounting information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Other matters

Statements of value added

The interim accounting information referred to above include the parent company and consolidated statements of value added for the nine-month period ended 30 September 2024. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, 07 November 2024

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Sérgio Antonio Dias da Silva

Contador CRC 1RJ062926/O-9

"This document will be signed electronically using DocuSign (www.docusign.com.br), pursuant to art. 10, § 2, of Medida Provisória (Provisional Decree) No. 2200-2/2001 and was prepared on the date indicated, being valid for all legal purposes."

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated			Note	Parent		Consolidated
ASSETS		September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	LIABILITIES AND SHAREHOLDERS' EQUITY		September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

CURRENT						CURRENT
Cash and cash equivalents	6	2,488	1,079	1,218,009	3,750,944	Borrowings, financing and debentures	19	-	-	813,615	163,844
Short-term investments	7	5,409	1,579,899	2,081,479	4,024,056	Lease liability	18	269	341	168,372	298,600
Trade accounts receivable	8	-	2,562	4,227,038	3,524,395	Trade accounts payable and reverse factoring operations	20	285,533	31,033	5,368,348	5,302,478
Accounts receivable - sale of subsidiary		-	-	-	22,915	Suppliers - related parties	32	42,108	333,116	-	-
Trade accounts receivable - Related parties	32	892	150,815	-	-	Dividends and interest on equity payable	24	40,083	294,231	40,083	294,231
Inventories	9	-	-	3,257,809	3,087,395	Salaries, profit sharing and social charges		17,856	19,881	735,334	1,019,688
Recoverable taxes	10	-	52,367	689,828	608,530	Tax obligations	21	21,189	83,762	495,077	634,760
Income tax and social contribution		40,707	-	141,768	175,563	Income tax and social contribution		-	-	81,596	908,442
Derivative financial instruments	5	1,601	-	183,614	188,997	Derivative financial instruments	5	-	-	190,330	329,676
Other current assets	14	2,193	15,545	385,795	604,427	Provision for tax, civil and labor risks	22	-	-	11,405	491,301
Total current assets		53,290	1,802,267	12,185,340	15,987,222	Other current liabilities	23	1,180	31,984	428,957	970,479

NON-CURRENT						Total current liabilities		408,218	794,348	8,333,117	10,413,499
Accounts receivable - sale of subsidiary		-	-	396,264	806,582
Recoverable taxes	10	-	-	732,798	1,112,407	NON-CURRENT
Deferred income tax and social contribution	11	100,057	47,948	1,649,034	2,200,695	Borrowings, financing and debentures	19	-	-	6,251,032	5,947,858
Judicial deposits	12	3	-	425,193	408,030	Lease liabilities	18	214	483	503,938	851,840
Derivative financial instruments	5	-	-	76,159	89,453	Salaries, profit sharing and social charges		4,559	4,230	68,871	16,069
Long-term investments	7	-	-	44,914	36,698	Tax obligations	21	-	-	167,050	127,194
Other non-current assets	14	217,176	-	4,137,552	1,027,679	Deferred income tax and social contribution	11	-	-	194,501	328,090
Total non-current assets		317,236	47,948	7,461,914	5,681,544	Income tax and social contribution		-	-	215,606	380,176
						Provision for tax, civil and labor risks	22	1,138	1,097	781,652	875,291
						Other non-current liabilities	23	166	4,077	306,869	686,533
						Total non-current liabilities		6,077	9,887	8,489,519	9,213,051

Investments	15	15,576,296	22,056,486	-	-	TOTAL LIABILITIES		414,295	804,235	16,822,636	19,626,550
Property, plant and equipment	16	-	-	2,439,151	3,457,574
Intangible	17	-	-	9,492,946	16,569,866	SHAREHOLDERS' EQUITY	24
Right of use	18	434	773	776,246	1,050,809	Capital stock		12,484,515	12,484,515	12,484,515	12,484,515
Total non-current assets		15,893,966	22,105,207	20,170,257	26,759,793	Treasury shares		(30,575)	(164,236)	(30,575)	(164,236)
						Capital reserves		10,476,184	10,558,567	10,476,184	10,558,567
						Profit reserve		50,265	780,308	50,265	780,308
						Accumulated losses		(8,491,423)	-	(8,491,423)	-
						Equity appraisal adjustment		1,043,995	(555,915)	1,043,995	(555,915)
						Shareholders' equity attributed to the Company's shareholders		15,532,961	23,103,239	15,532,961	23,103,239

						Non-controlling interest in shareholders' equity of subsidiaries		-	-	-	17,226
						Total shareholders' equity		15,532,961	23,103,239	15,532,961	23,120,465

TOTAL ASSETS		15,947,256	23,907,474	32,355,597	42,747,015	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		15,947,256	23,907,474	32,355,597	42,747,015

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF PROFIT OR LOSS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Parent		Consolidated		Consolidated
		July 01, 2024 to September 30, 2024	July 01, 2023 to September 30, 2023	January 01, 2024 to September 30, 2024	January 01, 2023 to September 30, 2023	July 01, 2024 to September 30, 2024	July 01, 2023 to September 30, 2023	January 01, 2024 to September 30, 2024	January 01, 2023 to September 30, 2023

NET REVENUE	26	-	-	-	-	5,976,377	5,089,960	16,342,444	15,089,649
Cost of sales	27	-	-	-	-	(1,954,040)	(1,839,299)	(5,497,663)	(5,396,401)

GROSS PROFIT		-	-	-	-	4,022,337	3,250,661	10,844,781	9,693,248

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	-	-	(2,633,628)	(2,179,651)	(6,661,956)	(5,998,550)
Administrative, R&D, IT and project expenses	27	(83,227)	(15,363)	(174,700)	(53,695)	(777,037)	(691,279)	(2,299,227)	(2,279,391)
Impairment loss on trade receivables	8	-	-	-	-	9,734	(36,360)	(363,434)	(352,701)
Share of profits (losses) from subsidiaries	15	(10,634,892)	7,010,576	(12,206,886)	5,696,939	-	-	-	-
Other operating income (expenses), net	30	3,197	4,272	(1,057)	5,754	(190,044)	(232,411)	(185,810)	(331,698)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULTS		(10,714,922)	6,999,485	(12,382,643)	5,648,998	431,362	110,960	1,334,354	730,908

Financial results	29	11,616	(6,400)	7,999	(3,696)	(170,461)	(851,433)	(626,978)	(1,353,175)

PROFIT (LOSS) BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(10,703,306)	6,993,085	(12,374,644)	5,645,302	260,901	(740,473)	707,376	(622,267)
Income tax and social contribution	11	68,515	31,456	(47,357)	4,373	41,087	1,003,216	(1,125,334)	805,748

(LOSS) PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		(10,634,791)	7,024,541	(12,422,001)	5,649,675	301,988	262,743	(417,958)	183,481

DISCONTINUED OPERATIONS
LOSS FROM DISCONTINUED OPERATIONS	36	3,940,883	(112)	3,930,578	(9,524)	(6,995,410)	6,761,249	(8,073,465)	5,456,449

(LOSS) PROFIT FOR THE PERIOD		(6,693,908)	7,024,429	(8,491,423)	5,640,151	(6,693,422)	7,023,992	(8,491,423)	5,639,930

ATTRIBUTABLE TO
The Company´s shareholders		(6,693,908)	7,024,429	(8,491,423)	5,640,151	(6,693,422)	7,023,992	(8,491,423)	5,639,930
Non-controlling shareholders

(LOSS) PROFIT PER SHARE FOR THE PERIOD -R$
Basic	31	(4.8427)	4.0934	(6.1401)	4.0934	(4.8427)	5.1000	(6.1401)	4.0932
Diluted	31	(4.8427)	4.0770	(6.1401)	4.0770	(4.8427)	5.0837	(6.1401)	4.0769

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Parent		Consolidated		Consolidated
		July 01, 2024 to September 30, 2024	July 01, 2023 to September 30, 2023	January 01, 2024 to September 30, 2024	January 01, 2023 to September 30, 2023	July 01, 2024 to September 30, 2024	July 01, 2023 to September 30, 2023	January 01, 2024 to September 30, 2024	January 01, 2023 to September 30, 2023

(LOSS) PROFIT FOR THE PERIOD		(6,693,908)	7,024,429	(8,491,423)	5,640,151	(6,693,422)	7,023,992	(8,491,423)	5,639,930
Other comprehensive income to be reclassified to the income statement in subsequent years:
Conversion of the financial statements of foreign subsidiaries	15	(341,362)	(236,877)	885,503	(786,385)	(342,547)	(236,671)	885,503	(788,508)
Exchange rate effect on the conversion of hyperinflationary economy	15	298,208	59,415	685,710	280,233	298,208	59,415	685,710	280,233
Gain (loss) in cash flow hedging transactions	5.1	-	-	-	-	(9,714)	887,651	47,315	739,089
Tax effects on gain (loss) in cash flow hedging transactions	11	-	-	-	-	5,939	(304,366)	(11,911)	(254,927)
Equation on (loss) gain in cash flow hedging transactions	5.1	(9,714)	887,651	47,315	739,089	-	-	-	-
Equation on the tax effects of gain (loss) in cash flow hedging transactions	11	5,939	(304,366)	(11,911)	(254,927)	-	-	-	-

Other comprehensive income (loss) not reclassified for the income (loss) of the periods in subsequent periods:
Actuarial earnings (losses)		-	-	-	-	-	-	(1,892)	-
Tax effects on earnings (losses) from actuarial		-	-	-	-	-	-	(4,815)	-
Equity on actuarial earnings (losses)		-	-	(1,892)	-	-	-	-	-
Equity on tax effects on actuarial earnings (losses)		-	-	(4,815)	-	-	-	-	-

Comprehensive loss for the periods, net of tax effects		(6,740,837)	7,430,252	(6,891,513)	5,618,161	(6,741,536)	7,430,021	(6,891,513)	5,615,817

ATTRIBUTABLE TO
The Company´s shareholders		(6,740,837)	7,430,252	(6,891,513)	5,618,161	(6,741,536)	7,430,252	(6,891,513)	5,618,161
Noncontrolling shareholders		-	-	-	-	-	(231)	-	(2,344)
		(6,740,837)	7,430,252	(6,891,513)	5,618,161	(6,741,536)	7,430,021	(6,891,513)	5,615,817
*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(In thousands of Brazilian reais - R$)

				Capital Reserves						Equity appraisal adjustment

	Note	Capital stock	Treasury shares	Share premium	Special reserve	Additional paid-in capital	Loss from transactions with non-controlling shareholders	Legal profit reserve	Accumulated losses	Capitaltransactions	Other comprehensive income (loss)	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
													Non-controlling
								Retained earnings					shareholders

BALANCES AS AT JANUARY 1, 2023		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	(1,994,555)	-	1,564,340	22,332,734	18,450	22,351,184

Loss for the period		-	-	-	-	-	-	-	5,640,151	-	-	5,640,151	(221)	5,639,930
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	280,233	280,233	-	280,233
Other comprehensive income		-	-	-	-	-	-	-	-	-	(302,223)	(302,223)	(2,123)	(304,346)
Total comprehensive income for the periods		-	-	-	-	-	-	-	5,640,151	-	(21,990)	5,618,161	(2,344)	5,615,817
Transactions in stock and restricted option plans:
Provision for stock and restricted option plans	24	-	-	-	-	116,312	-	-	-	-	-	116,312	-	116,312
Exercise ofstock and restricted option plans	24	91	97,670	-	-	(229,476)	-	-	93,646	-	-	(38,069)	-	(38,069)

BALANCES AS AT SEPTEMBER 30, 2023		12,484,515	(164,690)	9,894,936	362,059	262,792	(92,066)	-	3,739,242	-	1,542,350	28,029,138	16,106	28,045,244

BALANCES AS AT DECEMBER 31, 2023		12,484,515	(164,236)	9,894,936	362,059	301,572	-	780,308	-	616,475	(1,172,390)	23,103,239	17,226	23,120,465

Loss for the period		-	-	-	-	-	-	-	(8,491,423)	-	-	(8,491,423)	-	(8,491,423)
Reflective effect of hyperinflation on subsidiary		-	-	-	-	-	-	-	-	-	685,710	685,710	-	685,710
Other comprehensive income		-	-	-	-	-	-	-	-	-	914,200	914,200	-	914,200
Total comprehensive income for the period		-	-	-	-	-	-	-	(8,491,423)	-	1,599,910	(6,891,513)	-	(6,891,513)
Movement in stock option plans and restricted shares:
Provision for stock option and restricted share grant plans	24	-	-	-	-	32,527	-	-	-	-	-	32,527	-	32,527
Exercise of stock option and restricted share grant plans	24	-	133,661	-	-	(118,593)	-	-	-	-	-	15,068	-	15,068
Income tax on stock plans		-	-	-	-	24,821	-	-	-	-	-	24,821	-	24,821
Transfer of grant plans for labor obligations due to conversion of ADRs into phantom shares		-	-	-	-	(21,138)	-	-	-	-	-	(21,138)	-	(21,138)
Distribution of additional dividends for fiscal year 2023		-	-	-	-	-	-	(685,190)	-	-	-	(685,190)	-	(685,190)
Distribution of interest on equity (advance payment)		-	-	-	-	-	-	(44,853)	-	-	-	(44,853)	-	(44,853)
Write-off of non-controlling interests of the former subsidiary Avon Internacional		-	-	-	-	-	-	-	-	-	-	-	(17,226)	(17,226)

BALANCES AS AT SEPTEMBER 30, 2024		12,484,515	(30,575)	9,894,936	362,059	219,189	-	50,265	(8,491,423)	616,475	427,520	15,532,961	-	15,532,961

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

CASH FLOW FROM OPERATING ACTIVITIES
(Loss) profit for the periods		(8,491,423)	5,640,151	(8,491,423)	5,639,930
Adjustments to reconciliate loss for the periods with net cash generated by (used in) operating activities:
Depreciation and amortization	16, 17 and 18	339	1,657	682,003	695,759
Interest and exchange variation on short-term investments	0	(9,650)	(743)	(221,451)	(642,271)
Loss from swap and forward derivative contracts	5	(1,601)	-	20,003	1,741,801
Increase (reversion) of provision for tax, civil and labor risks	22	41	-	56,555	24,632
Monetary adjustment of judicial deposits	12	-	-	(21,867)	(20,510)
Monetary adjustment of provision for tax, civil and labor risks	22	-	41	38,425	58,533
Income tax and social contribution		(33,033)	(4,373)	1,125,334	(673,513)
Income from sale and write-off of property, plant and equipment and intangible	16, 17 and 18	-	-	49,577	(163,636)
Share of profits (losses) from subsidiaries	15	12,206,886	(5,696,939)	-	-
Interest and exchange rate variation on leases	18	69	83	69,039	51,324
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	-	314,819	349,058
Adjustment and exchange rate variation on other assets and liabilities		-	431	-	2,162
Provision (reversal) for losses on property, plant and equipment, intangible assets and leases	30	-	-	-	14,654
Increase (reversion) of provision for stock option plans	30	22,516	24,550	47,595	78,152
Provision for losses with trade accounts receivables, net of reversals		-	-	363,434	445,734
Provision for inventory losses, net of reversals	8	-	-	171,372	230,953
Provision for carbon credits	9	-	-	(929)	(11,245)
Effect of hyperinflationary economy		-	-	685,710	245,484
		3,694,144	(35,142)	(5,111,804)	8,067,001

DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties		2,562	95	(1,093,057)	(577,770)
Inventories		-	-	(1,107,064)	(572,800)
Recoverable taxes		11,660	-	216,607	36,767
Other assets		(53,901)	17,268	(174,407)	483,836
Subtotal		(39,679)	17,363	(2,157,921)	(629,967)

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		(36,508)	214,874	791,604	(302,974)
Payroll, profit sharing and social charges, net		(22,834)	(40,938)	67,670	(66,868)
Tax liabilities		(62,573)	(78)	(12,213)	(135,093)
Other liabilities		(34,715)	(16,370)	(209,230)	(78,664)
Subtotal		(156,630)	157,488	637,831	(583,599)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		3,497,835	139,709	(6,631,894)	6,853,435

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		-	-	(417,067)	(259,273)
Release of judicial deposits net of withdrawals	12 and 22	(3)	-	4,704	23,642
Payments related to tax, civil and labor lawsuits	22	-	-	(121,101)	(9,723)
Payments due to settlement of derivative transactions		-	-	(26,799)	(1,520,622)
Payment of interest on lease	18	(69)	(83)	(69,039)	(46,991)
Payment of interest on borrowings, financing and debentures	19	-	-	(345,999)	(853,112)
Operating Activities - discontinued operations		(4,081,908)	-	4,928,174	(7,322,917)
CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(584,145)	139,626	(2,679,021)	(3,135,561)

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary		-	-	61,891	-
Additions of fixed and intangible assets		-	-	(289,779)	(470,395)
Receipt from sale of fixed and intangible assets		-	-	-	16,725
Investment in securities		(1,563,398)	(45,550)	(21,607,006)	(12,220,644)
Redemption of securities		3,134,349	57,250	23,554,095	10,625,482
Redemption of interest on securities		13,189	2,632	190,680	101,164
Capital increase in subsidiaries	15	(1,347,077)	(308,377)	-	-
Receipt of dividends from subsidiaries	15	1,333,023	150,000	-	-
Investment activities - discontinued operations		-	-	(654,525)	11,983,294
CASH (GENERATED BY) USED IN INVESTING ACTIVITIES		1,570,086	(144,045)	1,255,356	10,035,626

CASH FLOW FROM FINANCING ACTIVITIES
Payment of lease liabilities - principal	18	(341)	(225)	(168,061)	(120,874)
Payment of loans, financing and debentures - principal	19	-	-	(1,465,492)	(8,185,865)
Obtaining of loans, financing and debentures	19	-	-	1,460,329	1,506,701
Purchase of treasury shares, net of receipt of the exercise price of options		-	-	-	-
Payment of dividends and interest on equity		(984,191)	(16)	(984,191)	(16)
Payment of funds from settlement of transactions with financial derivatives		-	-	(3,045)	(367,786)
Capital increase		-	91	-	91
Financing activities - discontinued operations		-	-	-	(599,170)
NET CASH USED IN FINANCING ACTIVITIES		(984,532)	(150)	(1,160,460)	(7,766,919)

Effect of exchange rate variation on cash and cash equivalents		-	-	51,190	(36,379)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		1,409	(4,569)	(2,532,935)	(903,233)

Opening balance of cash and cash equivalents		1,079	5,566	3,750,944	4,195,713
Closing balance of cash and cash equivalents		2,488	997	1,218,009	3,292,480

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		1,409	(4,569)	(2,532,935)	(903,233)

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

INCOME		(1,057)	5,754	20,974,024	19,111,760
Sale of goods, products and services		-	-	21,645,178	19,842,511
Provision for doubtful accounts, net of reversals	8	-	-	(363,434)	(352,701)
Other operating expenses, net		(1,057)	5,754	(307,720)	(378,050)

GOODS ACQUIRED FROM THIRD PARTIES		(127,813)	(14,991)	(14,090,789)	(12,374,505)
Cost of products sold and services rendered		-	-	(8,070,485)	(7,071,766)
Materials, electricity, outsourced services and other		(127,813)	(14,991)	(6,020,304)	(5,302,739)

GROSS VALUE ADDED		(128,870)	(9,237)	6,883,235	6,737,255

RETENTIONS		(310)	(1,657)	(682,003)	(695,759)
Depreciation and amortization	16, 17 and 18	(310)	(1,657)	(682,003)	(695,759)

VALUE ADDED PRODUCED BY THE COMPANY		(129,180)	(10,894)	6,201,232	6,041,496

TRANSFERRED VALUE ADDED		(12,175,706)	5,697,682	290,708	842,671
Equity in subsidiaries	15	(12,206,886)	5,696,939	-	-
Financial income - including inflation adjustments and exchange rate variations	29	31,180	743	290,708	842,671

VALUE ADDED TO DISTRIBUTE - CONTINUED OPERATIONS		(12,304,886)	5,686,788	6,491,940	6,884,167
TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		3,930,578	(9,524)	(8,073,465)	5,456,449
'TOTAL VALUE ADDED TO DISTRIBUTE		(8,374,308)	5,677,264	(1,581,525)	12,340,616

TOTAL DISTRIBUTION OF VALUE ADDED		(8,374,308)	5,677,264	(1,581,525)	12,340,616
Payroll and social charges	28	40,635	29,388	2,449,949	2,532,933
Payroll and social charges		39,239	27,253	1,807,282	1,854,542
Benefits		671	1,366	447,031	410,830
FGTS		725	769	195,636	267,561
Taxes, fees and contributions		53,300	3,286	3,542,263	1,971,907
Federal		53,300	3,286	272,109	(1,310,316)
State		-	-	3,270,154	3,282,223
Third-party capital remuneration		23,180	4,439	917,686	2,195,846
Interest		23,180	4,439	917,686	2,195,846
Equity remuneration		(8,491,423)	5,640,151	(8,491,423)	5,639,930
Losses for the period		(8,491,423)	5,640,151	(8,491,423)	5,639,930

*The accompanying notes are an integral part of the Interim Accounting Information.

Natura &Co Holding S.A. Interim Accounting Information (“ITR”) Individual and Consolidated for the three- and nine-month periods ended September 30, 2024 Independent Auditor’s Report

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

Natura &Co S.A. (“Natura &Co”) was established on January 21, 2019 with the objective of participating in other entities, as a partner or shareholder, that develop their main activities in the cosmetics, innovations and personal hygiene sector, through the development of manufacturing, distribution and marketing of their products, headquartered in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1,188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are referred to as the “Company”. Additionally, Natura &Co traded American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”, however, on January 18, 2024, the Company’s Management approved the delisting from the NYSE, which is in line with its long-term strategy of simplifying its operations.

The brands under the Company’s management include “Natura” and “Avon”. In addition to using the retail, e-commerce, business-to-business and franchise markets as product sales channels, the Company’s subsidiaries stand out for their direct sales channel, conducted mainly by consultants.

1.1	Chapter 11 process of Avon International subsidiary in the United States

On August 12, 2024, the non-operational subsidiary and holding company for the Avon beauty brand, Avon Products Inc. (“API”), announced that it had commenced a voluntary Chapter 11 proceeding in the U.S. Bankruptcy Court for the District of Delaware to manage legacy debt and liabilities. API intends to proceed with the sale of its assets pursuant to Section 363 of the U.S. Bankruptcy Code.

The Company is API’s largest creditor and intends to support API’s operations throughout the restructuring process by committing to provide debtor-in-possession financing of US$ 43 million and by submitting an offer of US$ 125 million to acquire Avon’s operations outside the United States through a court-supervised auction. For its offer, the Company plans to use its existing claims against API as consideration.

There was no impact on API's operations outside the United States, which are not part of the Chapter 11 proceedings. This includes operations in Latin American markets, where the Avon brand is distributed by Natura.

The Company ceased to have control over the operations of API and its subsidiaries on the date of the Chapter 11 filing, August 12, 2024, and the assets and liabilities associated with that operation were derecognized from the Company's equity and financial position (including goodwill balances recognized upon the acquisition of API) and the results obtained up to that point were reclassified to discontinued operations in the statement of income for the period.

As part of the accounting effects related to the loss of control over API and its subsidiaries, the Company recognized in its equity and financial position balances receivables (net) from its former subsidiary and its subsidiaries, which consist substantially of loans and financing granted to API and some of its subsidiaries. These net receivables are initially recognized at their respective fair values, in accordance with the requirements associated with loss of control by accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRS”).

The net gain from the write-off of assets and liabilities of the former subsidiary API was R$3,811,261 (see further details in note no.36). This amount includes the reclassification of accumulated balance sheet translation gains, including the hyperinflationary economy adjustment, the effects of cash flow hedging transactions, recognized in other comprehensive income, in addition to the effect of the fair value adjustment of the receivables previously mentioned.

As at the date of the consolidated interim financial information, there was no significant update in the auction process judicially supervised by the Bankruptcy Court that could lead to the conclusion of the auction or the submission of binding bids by third parties.

The Company restated the balances of the income statement, cash flow statement and the corresponding explanatory notes to income for the nine-month period ended September 30, 2023, so that the disclosures relate to the operations that were discontinued as at the balance sheet date of the last period presented.

Further details about this operation, as well as the results of discontinued operations for the nine-month periods ended September 30, 2024 and 2023 are presented in explanatory note no. 36, where we present the effects of the investment write-off in API, as well as the fair value adjustment of the receivables with API and its subsidiaries.

12

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

1.2	Sale of former subsidiaries Aesop and The Body Shop

As disclosed in the financial statements for the year ended December 31, 2023, the Company concluded in that year the sale of the former subsidiaries Natura Brazil Pty Ltd. (hereinafter referred to as “Aesop”) and Natura International B.V. (hereinafter referred to as “The Body Shop”). The respective accounting effects associated with the sales were presented in the financial statements for that year and did not impact the comparative nine-month period ended September 30, 2023, presented in this interim financial information.

The Company restated the balances of the income statement, cash flow statement and the corresponding explanatory notes to income for the nine-month period ended September 30, 2023, so that the disclosures relate to the operations that were discontinued at the balance sheet date of the last period presented.

The respective results of discontinued operations for the nine-month periods ended September 30, 2024 and 2023 are presented in note no. 36.

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

The Company's interim accounting information, contained in the Quarterly Information Form - ITR for the nine-month period ended September 30, 2024, comprises the individual and consolidated interim accounting information, prepared in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Statements, issued by the Accounting Pronouncements Committee (“CPC”), equivalent to “IAS 34 - Interim Financial Reporting”.

The individual and consolidated interim accounting information shows all relevant information specific to the interim accounting information, and only this information, which is consistent with that used by Management in its management.

The individual and consolidated interim financial information was approved by the Board of Directors and authorized for issuance at a meeting held on November 06, 2024.

The individual and consolidated interim financial information was prepared based on historical cost, except for items measured at fair value against profit or loss, which include (i) derivative financial instruments; (ii) contingent consideration arising from the sale of the former subsidiary The Body Shop; (iii) net receivables from the former subsidiary API and its subsidiaries; (iv) other financial assets; and (v) financial liabilities designated as fair value hedged items.

The individual and consolidated interim financial information is expressed in thousands of Reais (“R$”), rounded to the nearest thousand, and the disclosures of amounts in other currencies, when necessary, were also made in thousands. Items disclosed in other currencies are duly identified, when applicable.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in explanatory note no. 3 of the Company’s audited individual and consolidated financial statements for the year ended December 31, 2023, issued on March 11, 2024, as well as those applied for the nine-month comparative period ending September 30, 2023, except for standards and changes effective from January 1, 2024

Among these changes effective from January 1, 2024, we highlight the changes to CPC 26 (R1) – Non-current liabilities with restrictive clauses (“covenants”), equivalent to IAS 1, CPC 06 (R2) – Lease liabilities and leaseback (“leaseback”), equivalent to IFRS 16, and CPC 40 (R1) and CPC 03 (R2) – Supplier financing agreements (“reverse factoring operations”), equivalent to IFRS 7 and IAS 7, respectively, which were considered in the preparation of this interim, individual and consolidated accounting information, with, however, no effects on the nature and detail of the information.

This individual and consolidated interim accounting information must be read together with the individual and consolidated financial statements for the year ended December 31, 2023.

13

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and are more complex, as well as the areas in which assumptions and estimates are material to the interim accounting information, were presented in the Company’s individual and consolidated financial statements for the year ended December 31, 2023, in explanatory note no. 4.

In addition to these, the assumptions applied in measuring the fair value of financial instruments (net receivables from API and its subsidiaries) recognized as part of the accounting movements associated with the loss of control in the former subsidiary referred to in explanatory note no. 1.1 are added.

The fair value of these net receivables was measured considering the following significant assumptions (i) the offer made to reacquire the assets of the former subsidiary API, which is undergoing judicial recovery; and (ii) the counterparties' ability to repay their debts in the normal course of their operations (including the fair value of the associated guarantees). Changes in key assumptions, including (i) the conclusion of API's Chapter 11 process; and (ii) the cash flows and results associated with the guarantees provided for in the financing agreements, may affect the measurement of these financial instruments.

Further details can be found in notes no. 5 and 36.

The other estimates and assumptions used in the preparation of the individual and consolidated interim financial information for the nine-month period ended September 30, 2024 did not undergo significant changes in relation to those in force on December 31, 2023.

5.	FINANCIAL RISK MANAGEMENT

The information regarding general and political considerations was presented in the Company's individual and consolidated financial statements for the year ended December 31, 2023, in explanatory note no. 5.1., and did not undergo any changes for the nine-month period ended September 30, 2024.

5.1	Market risks and hedge accounting

The Company classifies derivative financial instruments as financial derivatives and operational derivatives. Financial derivatives include swaps or forwards used to hedge foreign exchange or interest rate risks related to loans, financing, debt securities and loans between related parties. Operational derivatives include forward contracts used to hedge foreign exchange risk from the Company's operating activities (such as import and export transactions).

As at September 30, 2024 and December 31, 2023, derivative contracts are held directly with financial institutions and not through stock exchanges and are not subject to margin deposits to guarantee these transactions.

14

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

Consolidated	Fair value		Fair value adjustment gain (loss)
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Swap contracts:
Asset portion:
IPCA long position	834,212	876,664	(38,148)	19,457

Liability portion:
Post-fixed overnight rate for interbank deposits (“CDI”) :
Short position on CDI	(798,097)	(824,344)	-	-

Non-deliverable forward contracts – Forward:
Natura &Co Holding Position	1,601	-	1,601	-
Natura Cosméticos Position	29,705	(5,878)	29,705	(2,090)
Indústria e Comércio de Cosméticos Natura Position	5,188	(28,856)	5,188	(28,856)
Natura Dist. MXN (Latam) Position	(648)	320	99	151
Avon Industrial Position	1,112	(3,702)	1,112	(3,702)
API Position	-	(43,248)	-	(28,633)
Natura &Co Luxembourg Position	(3,630)	(22,182)	25,854	180

Total derivative financial instruments, net:	69,443	(51,226)	25,411	(43,493)

15

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

Below are the changes in net derivatives balances for the nine-month period ended September 30, 2024, and for the year ended December 31, 2023:

Consolidated
Balance as at December 31, 2022	(796,877)
Losses from swap and forward derivative contracts in the result of the period	(1,741,801)
Payment of funds due to settlement of derivative transactions - operational activity	1,520,622
Payment of funds due to settlements of derivatives transactions - financing activity	367,786
Gains in cash flow hedge operations (other comprehensive income)	739,089
Balance as at September 30, 2023	88,819

Balance as at December 31, 2023	(51,226)
Losses arising from swap and forward derivatives operations contracts for the year (not realized) – financial result	(20,003)
Payment of funds by settlement with derivatives – operational activity	26,799
Payment of resources by settlement with derivatives – financing activity	3,045
Gain on cash flow hedging transactions (other comprehensive income)	47,315
Other movements	63,513
Balance as at September 30, 2024	69,443

The Company conducts the formal designation for hedge accounting of certain financial and operational derivatives described above in accordance with the Company’s risk management policy. The fair value of derivatives designated for cash flow and fair value hedge accounting, as well as gains and losses for the nine-month period ended September 30, 2024, are presented below (consolidated interim accounting information):

				Other comprehensive income
	Subject to hedging	Notional currency	Fair value	Accumulated gains (losses)	Gains (losses) for the nine-month period
Currency swap – US$/R$
Natura Cosméticos	Currency and interest rate	BRL	1,237	709	2,799
Swap and forward agreements (Avon industrial)	Currency	BRL	1,112	1,112	4,813
Swap and forward agreements (Natura Dist. Mexico)	Currency	BRL	-	-	(161)
Swap and forward agreements (Indústria e Comércio de Cosméticos Natura)	Currency	BRL	9,532	9,532	31,029
Swap and forward agreements (API)	Currency	BRL	-	-	2,561
Swap and forward agreements (Natura &Co Luxembourg)			-	-	6,274
Total			11,881	11,353	47,315

The movement in hedge reserves recorded in other comprehensive income is shown below:

Consolidated
Cash flow hedge balance on December 31, 2022	(498,578)
Change in fair value recognized in other comprehensive income	739,089
Tax effects on the fair value of the hedging instrument	(254,927)
Cash flow hedge balance on September 30, 2023	(14,416)

Balance as at December 31, 2023	(3,880)
Change in fair value recognized in other comprehensive income	47,315
Tax effects on the fair value of the hedging instrument	(11,911)
Cash flow hedge balance on September 30, 2024	31,524
5.2	Fair value estimate

The Company’s financial assets and liabilities substantially comprise assets and liabilities classified at level 2 of the fair value measurement hierarchy, whose assessment is based on techniques that, in addition to the quoted prices included at level 1, use other information adopted by the direct market (such as prices) or indirectly (such as driven by prices). When measuring, the carrying value represents a reasonable approximation of the fair value, as described below:

16

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

(i)	The balances of cash and cash equivalents, trade accounts receivable, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;
(ii)	The balances of the short-term investments: a) measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss are based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation;
(iii)	Except for the real estate receivables certificates, which are measured at fair value due to the designation as fair value hedge accounting, the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and
(iv)	The fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.
a)	Dynamo Beauty Ventures Ltda Fund

The fair value of the investment in the Dynamo Beauty Ventures Ltda. Fund (“DBV Fund”), classified at level 3 of the fair value hierarchy, is calculated based on information on the net value of the investment in the Fund calculated by the Fund manager based on valuation assumptions consistent with accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company's investment. The Company's valuation takes into account unobservable inputs in the model, in order to reflect the contractual restrictions on this investment for early redemption and trading of the security in the market. The significant unobservable inputs used in the fair value measurements reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would take into account for these discounts when setting the price of the investment.

b)	Receivables associated with the sale of The Body Shop

As part of the sale agreement with the purchaser of the former subsidiary The Body Shop, a contingent consideration was agreed, stipulating additional cash payments to the subsidiary Natura Cosméticos of up to £30,000 thousand in 2025 and £60,000 thousand in 2026, if certain performance measures are achieved by The Body Shop's operation in the fiscal years 2024 and 2025.

During 2024, considering the filing for bankruptcy process in the United Kingdom of the former subsidiary The Body Shop (covering the operations in that country in the filing), and the appointment of a judicial administrator, the Company's management assessed that such event would not affect the financial statements for the year ended December 31, 2023.

However, in April 2024, when the judicial administrator's proposals were filed, additional information was made available that prospectively affects the assessment of the fair value of the receivable.

Based on these facts and circumstances, the Company's Management assessed that the information that supported the measurement of the fair value of these receivables on December 31, 2023 could no longer be considered reliable for purposes of determining the current fair value of the receivable, thus generating an adjustment to the fair value of the receivable in the first quarter of 2024, with an impact affecting the income statement, in the line of discontinued operations in the amount of approximately R$ 330,000 (net of income tax), without any retroactive impact on the financial statements for the year ended December 31, 2023.

Regarding the deferred fixed consideration due by the acquirer (Aurelius Group), the Company did not identify any indication that the counterparty's credit risk would have increased significantly to the point of requiring the recognition of expected credit losses on September 30, 2024.

The Company's Management continues to monitor the evolution of the operations of the former subsidiary The Body Shop to assess whether they affect the fair value of the receivable and give rise to accounting adjustments in the financial statements of future periods.

17

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

c)	Receivables associated with the loss of control of the former subsidiary API and subsidiaries

The Company monitors the progress of the auction process supervised by the Bankruptcy Court to assess possible impacts arising from ongoing events, including aspects related to the offer made by the Company to acquire the operating assets of the former subsidiary API. The Company's Management makes this assessment based on the best information available.

Receivables prior to remeasurement at fair value include financing in the amount of R$4,102,848 owed by the former subsidiary API and R$10,172,147 owed by its subsidiary Avon Cosmetics Ltd. (“ACL”) and its subsidiaries.

As part of the offer made to acquire Avon's operations outside the United States, in the Chapter 11 process, the Company used credits associated with a portion of the debt held with API. Additionally, considering the intrinsic characteristics associated with the prospect of recoverability of these receivables from API, Management assesses that such financial assets no longer meet the criteria for payments of principal and interest only (the “SPPI” test, provided for in the accounting standards applied in Brazil and IFRS), and the receivables were reclassified from measurement at “amortized cost” to “fair value through profit or loss”.

Based on the best information available, including monitoring of developments in the judicial reorganization process, Management understands that there is significant uncertainty regarding the recoverability of amounts from API that exceed the offer made, which affects the fair value of the associated receivables. Accordingly, the amount of R$3,479,360 was recognized as an adjustment to the fair value of receivables, gross of taxes, (limiting such receivables to the amount of the offer made for the acquisition of API's operating assets, in the amount of US$125 million), impacting the statement of income in the discontinued operations line (as part of the effects associated with the loss of control in the former subsidiary). This balance is presented in note no. 36.

For financing receivables owed by ACL and its subsidiaries (presented in note no. 36 and which are not part of Chapter 11), the fair value was calculated based on the projected cash generation capacity of the counterparties in the period covered by the debts, in addition to the fair value of the guarantees associated with them. The unobservable inputs involved include cash flow projections, consistent with the most recent budgets available and approved by the appropriate governance levels and brought to present value by a rate that represents the applicable market outlook.

The guarantees consist substantially of rights to the intellectual property of the Avon brand and Company shares, which are measured from the perspective of revenue generation from operations within the “relief from royalty” methodology, attributing a percentage as royalty on such revenues in order to remunerate the brand owner for the assignment thereof. In addition to the royalty itself (which is obtained from market studies supported by external evaluators), the unobservable inputs involved include cash flow projections and discount rates, subject to the same characteristics previously described.

Accordingly, the amount of R$7,230,635 was recognized as an adjustment to the fair value of receivables, gross of taxes, impacting the statement of income in the discontinued operations line (as part of the effects associated with the loss of control in the former subsidiary). This balance is presented in note no. 36.

The other balances associated with ACL and subsidiaries are presented in notes on. 14 and 19, and are represented by active and passive loans, expense reimbursements and other operating accounts payable and receivable. For this, Management understands that there is significant uncertainty as to the recoverability of the amounts from ACL and subsidiaries. With respect to other receivables, it is understood that these are equivalent to their carrying amounts prior to amortized cost, mainly due to their operational nature and the short-term maturities of these instruments.

Except for the receivables associated with the loss of control of the former subsidiary API mentioned above, there was no transfer between measurement levels in the fair value hierarchy in the nine-month periods ended September 30, 2024 and 2023 for these assets and liabilities.

6.	CASH AND CASH EQUIVALENTS
	Parent		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Cash and bank deposits	2,488	1,079	605,642	2,113,566
Certificate of bank deposits	-	-	20,072	203,561
Repurchase operations (a)	-	-	592,295	1,433,817

18

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

2,488	1,079	1,218,009	3,750,944
a)	Repurchase operations are securities issued by banks with the commitment of repurchasing the securities by the issuing banks themselves, and resale by the client, with defined rates, pre-determined terms, backed by private or public securities depending on the banks’ availability and are registered at the Securities Custody and Financial Settlement Center (“CETIP”). These applications are highly liquid with a redemption period of up to 90 days. On September 30, 2024, repo operations were remunerated at an average rate of 100.0% of the CDI (100.0% of the CDI on December 31, 2023).

7.	SHORT-TERM INVESTMENTS
	Parent		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Exclusive Investment fund (a)	5,409	1,579,899	-	-
Mutual investment funds (b)	-	-	366,043	2,329,118
Treasury bills (c)	-	-	306,438	392,253
Government securities (“LFTs”) (d)	-	-	363,879	1,272,445
Dynamo and Amazônia Viva Funds	-	-	44,914	36,698
Foreign currency investment funds (e)	-	-	1,045,119	-
Restricted cash	-	-	-	30,240
	5,409	1,579,899	2,126,393	4,060,754

Current	5,409	1,579,899	2,081,479	4,024,056
Non-current	-	-	44,914	36,698

a)	The Company concentrates part of its investments in an exclusive investment fund, which holds shares in the Essential Investment Fund.

The values of the shares held by the Company are presented under the heading “Exclusive Investment Fund” in the parent company.

The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for Instituto Natura’s share, and the values of its portfolio were segregated by type of investment and classified as equivalent to cash and securities, based on the accounting practices adopted by the Company. For consolidated presentation purposes, the balance of exclusive investment funds, as well as the positions of other subsidiaries, are presented according to the financial component.

Of the balance on September 30, 2024, the Crer Para Ver line represented R$84,448 (R$94,322 on December 31, 2023) in the Exclusive Investment Fund.

b)	Mutual investment funds refer to the financial investments of some of the Company’s subsidiaries, which are concentrated in the Company’s entities in Argentina, Chile, Colombia, and Mexico.
c)	On September 30, 2024, financial investments in Financial Bills were remunerated at an average rate of 123.50% of the CDI (108.15% on December 31, 2023).
d)	On September 30, 2024, financial investments in LFTs were remunerated at an average rate of 104.70% of the CDI (100.75% of the CDI on December 31, 2023).
e)	Fund with investments in US government bonds and/or repurchase agreements backed by US government bonds, in a top-tier financial institution abroad, with an average rate of 4.75%.

The composition of the securities that make up the portfolio of the Essential Investment Fund, in which the Company holds a 100% stake, as at September 30, 2024 and December 31, 2023, was as follows:

	Consolidated
	September 30, 2024	December 31, 2023
Bank deposit certificates	-	644
Repurchase operations (cash and cash equivalents)	592,294	1,433,487
Treasury bills	306,440	392,253
LFTs	290,012	1,272,445

19

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

1,188,746	3,098,829

These amounts are consolidated with the Company’s other investments of the same nature in Consolidated.

8.	TRADE ACCOUNTS RECEIVABLE
	Consolidated
	September 30, 2024	December 31, 2023
Trade accounts receivable	4,590,792	3,893,880
(-) Expected credit losses	(363,754)	(369,485)
	4,227,038	3,524,395

The maximum exposure to credit risk on the date of the interim financial statements is the carrying amount of each maturity date range, net of the expected credit losses. The following table shows trade accounts receivable by exposure to the allowance for expected credit losses as at September 30, 2024 and December 31, 2023:

	Consolidated
	September 30, 2024 (a)		December 31, 2023
	Trade accounts receivable	Expected credit losses	Trade accounts receivable	Expected credit losses
Current	3,933,315	(133,074)	3,150,046	(111,784)
Past due:
Up to 30 days	219,143	(43,942)	348,851	(48,397)
From 31 to 60 days	117,435	(36,851)	89,271	(32,502)
From 61 to 90 days	77,067	(36,446)	66,496	(31,128)
From 91 to 180 days	243,812	(113,437)	239,194	(145,656)
Over 180 days	20	(4)	22	(18)
	4,590,792	(363,754)	3,893,880	(369,485)
a)	Considering the loss of control of the former subsidiary API (see note no. 1.a), the accounts receivable balances on September 30, 2024 do not include the balances arising from this former subsidiary, which were presented on December 31, 2023.

The changes for expected credit losses for the nine-month periods ended September 30, 2024 and 2023 are as follows:

Consolidated
Balance as at December 31, 2022	(431,151)
Transfer to asset held for sale	1,661
Additions, net of reversals	(460,607)
Write-offs (a)	504,235
Translation adjustment	13,059
Balance as at September 30, 2023	(372,803)

Balance as at December 31, 2023	(369,485)
Loss of control of the former subsidiary API	80,963
Additions, net of reversals	(363,434)
Write-offs (a)	297,163
Translation adjustment	(8,961)
Balance as at September 30, 2024	(363,754)
a)	Refers to securities overdue for more than 180 days that are written off when the Company has no expectation of recovering accounts receivable from customers and sales from the customer portfolio.

20

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

9.	INVENTORIES
	Consolidated
	September 30, 2024	December 31, 2023
Finished products	2,655,384	2,390,999
Raw materials and packaging	682,529	882,514
Auxiliary materials	211,494	224,370
Products in progress	58,216	41,604
(-) Losses in carrying inventories	(349,814)	(452,092)
	3,257,809	3,087,395

The movement for losses on inventory realization for the nine-month periods ended September 30, 2024 and 2023 is as follows:

Consolidated
Balance as at December 31, 2022	(491,959)
Transfer to non-current assets held for sale	4,400
Additions, net of reversals (a)	(299,516)
Write-offs (b)	230,146
Translation adjustment	30,197
Balance as at September 30, 2023	(526,732)

Balance as at December 31, 2023	(452,092)
Reversal of losses due to loss of control of the former subsidiary API	151,861
Additions, net of reversals (a)	(171,372)
Write-offs (b)	129,753
Translation adjustment	(7,964)
Balance as at September 30, 2024	(349,814)
a)	This refers to the recognition of the losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.
b)	This consists of write-offs of products for which losses had already been registered, where the Company has no expectation of sales/recoverability.
10.	RECOVERABLE TAXES
	Consolidated
	September 30, 2024	December 31, 2023
ICMS on acquisition of inputs (a)	420,452	561,224
Taxes on purchasing inputs abroad	277,743	214,699
ICMS on acquisition of fixed assets	16,213	15,912
PIS/COFINS on acquisition of inputs (b)	557,573	620,631
Tax on Industrialized Products – IPI (c)	113,456	127,127
Other	37,189	181,344
	1,422,626	1,720,937

Current	689,828	608,530
Non-current	732,798	1,112,407
a)	Tax credits related to the tax on the circulation of goods, interstate and intercity transportation and communication services (“ICMS”) were generated mainly by purchases whose tax rate is higher than the average sales. The Company expects to realize these credits in the normal course of operations by offsetting them against sales transactions in the domestic market.
b)	The accumulated PIS and COFINS tax credits basically arise from credits on purchases of raw materials used in production and acquisition of fixed assets, as well as credits arising from the exclusion of ICMS from the PIS/COFINS calculation basis. The realization of these credits normally occurs through offsetting with sales transactions in the domestic market.
c)	Balance will be used to offset Tax on Industrialized Products (“IPI”) payable in future operations of the Company.
21

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the company for the period ended September 30, 2024 was 159.09%. This percentage is based on pre-tax profit of R$707,376 and income tax expense of R$1,125,334. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the mix of pre-tax results by country, tax losses that could not be benefited by the respective deferred tax, differences in nominal income tax rates of foreign subsidiaries and several permanent tax effects in local jurisdictions that increase the respective tax liabilities, including withholding taxes arising from transactions between group companies that could not be benefited. Otherwise, important permanent tax benefits, such as investment subsidies and other incentives, contribute positively to providing reductions in tax liabilities and in the composition of the rate.

The effective rate calculated by the company for the nine-month period ended September 30, 2023 was 129.49%. This percentage is based on the pre-tax loss of R$622,267 and income tax revenue of R$805,748. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are mainly due to permanent tax benefits, such as investment subsidies and other incentives, in addition to benefits on tax losses earned in certain jurisdictions.

These benefits are offset by the mix of pre-tax results by country, tax losses that could not be benefited, differences in nominal rates of subsidiaries abroad and other permanent tax effects in local jurisdictions that increase the respective tax liabilities.

The movement of deferred income tax and social contribution assets and liabilities for the nine-month periods ended September 30, 2024 and 2023 is represented as follows:

	Parent	Consolidated
	Assets	Assets	Liabilities
Balance as at December 31, 2022	150,167	3,519,515	(934,414)
Effect on income statement	4,373	(658,807)	(2,290,640)
Transfer between deferred income tax and social contribution liabilities and assets	-	16,378	(16,378)
Reclassification of contingency to deferred liability	-	-	(52,004)
Creation of tax credits on a universal basis	-	20,213	-
Write-off of discontinued operation	-	(155,309)	24,933
Reserve for grant of options and restricted shares	(11,774)	(55,887)	2,485
Other comprehensive income impact	-	5,218	-
Translation adjustment	-	(14,036)	21,603
Balance as at September 30, 2023	142,766	2,677,285	(3,244,415)

Balance as at December 31, 2023	47,948	2,200,695	(328,090)
Effect on income statement	33,033	(751,543)	33,738
Transfer between income tax and deferred social contribution liabilities and assets	-	10,635	(10,635)
Reclassification of contingency to deferred asset	-	14,973	-
Write-off associated with discontinued operation (a)	-	116,820	118,032
Reserve for granting options and restricted shares	19,076	35,070	-
Effect on other comprehensive income	-	(11,514)	-
Translation adjustment	-	33,898	(7,546)
Balance as at September 30, 2024	100,057	1,649,034	(194,501)
(a)	Includes write-offs of deferred income tax liabilities arising from the loss of control of the former subsidiary API.

The Company reassessed the recoverability of deferred income tax assets recorded in the subsidiary Natura &Co Luxembourg and concluded that it was no longer probable at the balance sheet date that the amount of R$748 million would be recoverable in the normal course of the activities of said subsidiary. As a result, the Company reversed this amount.

The Company considered the effective tax rate projections including the effects of continuing and discontinued operations in determining the tax effects applicable to the nine-month period ended September 30, 2024.

Management monitors the performance of all its entities and assesses whether deferred income tax assets can be realized from four sources of use: potential for offsetting tax losses, reversal of taxable temporary differences, tax planning opportunities (which may include corporate transactions) and projection of future taxable profits. The Company does not record deferred income tax assets that cannot be supported by one or more of these sources of realization.

22

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

12.	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits maintained by the Company on September 30, 2024 and December 31, 2023 were as follows:

	Consolidated
	September 30, 2024	December 31, 2023
Unaccrued tax proceedings (a)	249,512	228,331
Accrued tax proceedings (b)	166,689	154,077
Unaccrued civil proceedings	2,350	5,462
Accrued civil proceedings	698	1,453
Unaccrued labor proceedings	3,156	10,018
Accrued labor proceedings	2,788	8,689
Total judicial deposits	425,193	408,030
a)	The tax proceedings related to these judicial deposits refer, substantially, to ICMS-ST.
b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in explanatory note no. 21 and the amounts provisioned according to explanatory note no. 20.

Changes in judicial deposits balances for the nine-month periods ended September 30, 2024 and 2023 were as follows:

Consolidated
Balance as at December 31, 2022	457,550
New deposits	11,501
Redemptions in favor of the Company	(35,143)
Monetary correction	20,510
Application in cases settled	(52,486)
Translation adjustment	(773)
Balance as at September 30, 2023	401,159

Balance as at December 31, 2023	408,030
New deposits	58,606
Redemptions in favor of the Company	(17,834)
Monetary correction	21,867
Application in cases settled	(45,476)
Balance as at September 30, 2024	425,193

In addition to judicial deposits, the Company has guarantee insurance policies and letters of guarantee for some legal proceedings.

23

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

13.	NON-CURRENT ASSETS HELD FOR SALE

Below is the balance movement of non-current assets held for sale for the nine-month periods ending September 30, 2024 and 2023:

Consolidated
Balance as at December 31, 2022	51
Transfers of assets of the previous subsidiary Aesop (a)	2,492,471
Other transfers (b)	555,682
Impairment (c)	(56,179)
Write-offs by disposal (d)	(2,529,955)
Translation adjustment	(5,365)
Balance as at September 30, 2023	456,705

Balance as at December 31, 2023	-
Transfers of fixed assets, other assets and liabilities (c)	139,225
Impairment (d)	(44,893)
Write-offs by disposal (e)	(95,084)
Translation adjustment	752
Balance as at September 30, 2024	-
(a)	The transfers include the value of the assets of the former subsidiary Aesop, the sale of which was assessed as highly probable in the quarter ended March 31, 2023. The stake in the entity was sold during the quarter ended September 30, 2023.
(b)	As at September 30, 2023, these transfers include properties of the former subsidiary Avon, located in the United States and Chile. The impairment recorded refers to the difference between the market value and the book value of these properties.
(c)	On September 30, 2024, the transfers of fixed assets included properties of the former subsidiary Avon, located in the United Kingdom.
(d)	On September 30, 2024, they reflect the recognition of a loss due to impairment of properties of the former subsidiary Avon, located in the United Kingdom, transferred to non-current assets held for sale and, being tested for impairment purposes upon transfer and consequent measurement at the lower of fair value less costs to sell and the previous carrying amount.
(e)	On September 30, 2024, the write-offs include the sale of properties, of the former subsidiary Avon, located in the United Kingdom.

Further details on the sale of former subsidiaries Aesop and The Body Shop, as well as the results of discontinued operations for the nine-month periods ended September 30, 2024 and 2023 are presented in explanatory note no. 36.

24

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

14.	OTHER CURRENT AND NON-CURRENT ASSETS
	Parent		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Marketing and advertising advances (a)	-	-	73,165	43,150
Supplier advances	1,971	308	124,920	203,193
Employee advances	111	64	14,929	19,297
Rent advances and guarantee deposits	-	-	-	20,284
Advance insurance expenses	-	14,013	20,766	110,355
Overfunded pension plan (b)	-	-	-	723,130
Customs broker advances – Import taxes	-	-	57,995	43,316
Sublease receivables (c)	-	-	-	180,440
Receivables with the former subsidiary API and its subsidiaries (d)	217,176	-	4,069,471	-
Carbon credits	-	-	14,899	13,970
Receivables from service providers	-	-	-	109,639
Other	111	1,160	147,202	165,332
	219,369	15,545	4,523,347	1,632,106

Current	2,193	15,545	385,795	604,427
Non-current	217,176	-	4,137,552	1,027,679
a)	Refers to advances for advertising and marketing actions, including television quotas contracted for 2024.
b)	Pension plan arising from the acquisition of the former subsidiary API, which was derecognized on September 30, 2024, after the loss of control.
c)	Refers to the receivable from the sublease of the office that the former subsidiary API has in New York, which was derecognized on September 30, 2024, after the loss of control.
d)	Refers to receivables from the former subsidiary API in the amount of R$ 681.012 (equivalent of US$ 125 million) and receivables from ACL and subsidiaries amounting to R$ 3,391,468, which were previously classified as related parties, and are now recorded in other non-current assets due to deconsolidation under the Chapter 11 process.
25

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

15.	INVESTMENTS
	Parent
	September 30, 2024	December 31, 2023
Investments in subsidiaries, net of losses	15,576,296	22,056,486

Information and changes in the balances for the nine-month period ended September 30, 2024 and 2023 are as follows:

	September 30, 2024
	Natura Cosméticos S.A.	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries	9,308,280	-	(2,089,814)	7,218,466
Shareholders’ equity interest	9,308,280	-	(2,089,814)	7,218,466
Fair value adjustment of acquired assets and liabilities	84,350	-	201,214	285,564
Goodwill	5,448,655	-	2,623,611	8,072,266
Total	14,841,285	-	735,011	15,576,296

Balance as at December 31, 2023	14,230,563	(1,108,081)	8,934,004	22,056,486
Share of profit (loss) of equity investees	679,403	(1,523,734)	(10,912,479)	(11,756,810)
Share of profit (loss) of equity investees of assets arising from business combination	(122,202)	(303,222)	(24,652)	(450,076)
Translation adjustment	(66,623)	352,661	1,475,654	1,761,692
Translation adjustment from equity investees from business combination	116,872	(911,346)	(90,867)	(885,341)
Unrealized losses on translation adjustment – OCI	-	9,152	-	9,152
Effect of hyperinflationary economy adjustment	487,162	198,548	-	685,710
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net	59,594	(28,770)	-	30,824
Hedge accounting net of taxes	26,582	2,548	6,274	35,404
Dividends and Interest on Net Equity (“INE”)	(1,333,023)	-	-	(1,333,023)
Actuarial losses of equity investees	(6,707)	-	-	(6,707)
Capital increase	-	-	1,347,077	1,347,077
Business combination from common control entity (b)	40,419	(40,419)	-	-
Goodwill from future profitability associated with transferred subsidiary (a)	729,245	(729,245)	-	-
Effect of loss of control of former subsidiary API (c)	-	4,081,908	-	4,081,908
Balance as at September 30, 2024	14,841,285	-	735,011	15,576,296
a)	During the nine-month period ended September 30, 2024, the Company carried out a restructuring involving the transfer of the subsidiaries Avon Chile, Argentina, Ecuador and Uruguay among its investees. Upon carrying out such transfer, the Company consequently carried out the reallocation of the goodwill balances due to expected future profitability arising from the acquisition of this operation (the underlying assets), which are responsible for the recovery of this associated goodwill from its continuing operations. This reallocation does not change the Company's equity position and total investment balance and does not affect the net assets of the investees.
b)	Amount related to the transfer of subsidiaries Avon Chile, Argentina, Ecuador and Uruguay from the API corporate structure to Natura Cosméticos.
c)	Refers to the effect of the write-off of investment balances in the former subsidiary API, associated with the loss of control.

26

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

	September 30, 2023
	Natura Cosméticos S.A..	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	13,643,155	(7,513,429)	5,960,831	12,090,557
Shareholders’ equity interest (unsecured liabilities)	13,643,155	(7,513,429)	5,960,831	12,090,557
Fair value adjustment of acquired assets and liabilities	-	3,589,614	-	3,589,614
Tax benefit from income tax of subsidiaries (b)	-	357,327	-	357,327
Goodwill	-	12,076,057	-	12,076,057
Total	13,643,155	8,509,569	5,960,831	28,113,555
Net income (loss) for the period of subsidiaries	7,466,145	(2,100,152)	330,946	5,696,939

Balances as at December 31, 2022	5,992,009	10,500,599	5,722,812	22,215,420
Share of profit (loss) of equity investees	7,466,145	(2,100,152)	330,946	5,696,939
Translation adjustment	(509,798)	(33,658)	(242,928)	(786,384)
Capital increase	-	158,377	150,000	308,377
Effect of hyperinflationary economy adjustment	322,716	(42,483)	-	280,233
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	30,546	34,830	-	65,376
Hedge accounting impacts, net of tax effects	492,106	(7,944)	-	484,162
Dividends paid	(150,000)	-	-	(150,000)
Other impacts	(569)	-	1	(568)
Balance as at September 30, 2023	13,643,155	8,509,569	5,960,831	28,113,555

27

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

16.	PROPERTY, PLANT AND EQUIPMENT
	Consolidated
	Useful life range (in years)	December 31, 2023	Additions	Write-offs	Transfers	Loss of control write-off (a)	Translation adjustment	September 30, 2024
Cost:
Vehicles	2 to 5	47,737	12,642	(1,623)	94	(2,577)	10,490	66,763
Tooling	3	211,026	-	-	4,027	-	164	215,217
Tools and accessories	3 to 20	181,730	2,826	(843)	1,124	(30,148)	(1,213)	153,476
Facilities	3 to 60	339,435	109	(31)	24,161	672	5,275	369,621
Machinery and accessories	3 to 15	2,200,219	3,877	(15,296)	10,024	(49,307)	29,292	2,178,809
Leasehold improvements	2 to 20	138,433	11,271	(9,485)	8,385	119,817	3,597	272,018
Buildings	14 to 60	1,130,440	880	-	154	(57,831)	(8,401)	1,065,242
Furniture and fixtures	2 to 25	158,826	4,833	(1,331)	3,807	(8,553)	3,708	161,290
Land	-	389,874	-	-	-	(136,614)	(4,008)	249,252
IT equipment	3 to 15	394,355	2,132	(1,201)	10,060	(108,514)	5,393	302,225
Other assets	2	25,460	-	-	-	(12,198)	(187)	13,075
Projects in progress	-	498,295	135,487	(32,842)	(54,190)	(298,843)	7,971	255,878
Total cost		5,715,830	174,057	(62,652)	7,646	(584,096)	52,081	5,302,866

Depreciation value:
Vehicles		(22,887)	(10,725)	1,038	(63)	11,310	2,686	(18,641)
Tooling		(188,400)	(7,079)	24	-	-	(32)	(195,487)
Tools and accessories		(62,406)	(1,804)	640	-	12,843	(285)	(51,012)
Facilities		(207,339)	(12,824)	23	9	(2,288)	(3,112)	(225,531)
Machinery and accessories		(1,188,622)	(91,223)	14,462	40	(183,507)	9,255	(1,439,595)
Leasehold improvements		5,854	(18,844)	6,226	(59)	(129,750)	(2,087)	(138,660)
Buildings		(160,812)	(30,921)	-	-	(220,751)	8,748	(403,736)
Furniture and fixtures		(80,995)	(10,932)	841	(2)	(2,878)	(903)	(94,869)
IT equipment		(328,257)	(20,067)	864	11	66,744	(3,006)	(283,711)
Other assets		(24,392)	(269)	-	-	12,997	(809)	(12,473)
Total depreciation		(2,258,256)	(204,688)	24,118	(64)	(435,280)	10,455	(2,863,715)
Net total		3,457,574	(30,631)	(38,534)	7,582	(1,019,376)	62,536	2,439,151

a)	Refers to the effect of the write-off of fixed asset balances in the former subsidiary API, associated with the loss of control.

28

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2022	Additions	Write-offs	Transfers	Transfer to assets held for sale	Translation adjustment	September 30, 2023
Cost:
Vehicles	2 to 5	74,362	5,202	(6,449)	11,046	76	(11,286)	72,951
Tooling	3	204,177	-	-	6,871	-	159	211,207
Tools and accessories	3 to 20	175,452	7,206	(95)	4,786	-	(4,190)	183,159
Facilities	3 to 60	307,448	2,035	(1,096)	8,041	(166)	(916)	315,346
Machinery and accessories	3 to 15	2,272,136	6,101	(35,811)	125,562	(25,065)	(38,746)	2,304,177
Leasehold improvements	2 to 20	1,128,086	29,816	(65,582)	9,149	(696,954)	(21,645)	382,870
Buildings	14 to 60	1,916,939	13,254	(10,038)	(4,275)	(582,033)	(42,875)	1,290,972
Furniture and fixtures	2 to 25	674,062	26,651	(67,212)	5,856	(93,440)	(23,626)	522,291
Land	-	645,657	693	(633)	-	(267,425)	(7,269)	371,023
IT equipment	3 to 15	627,770	4,849	(102,916)	13,237	(52,223)	(21,053)	469,664
Other assets	-	26,230	-	(12)	-	-	(490)	25,728
Projects in progress	-	580,627	285,409	(24,414)	(200,735)	(38,819)	(23,766)	578,302
Total cost		8,632,946	381,216	(314,258)	(20,462)	(1,756,049)	(195,703)	6,727,690

Depreciation value:
Vehicles		(38,070)	(4,151)	5,089	-	(24)	3,735	(33,421)
Tooling		(179,485)	(9,520)	-	-	-	2,790	(186,215)
Tools and accessories		(135,440)	(15,487)	2	(12)	-	3,472	(147,465)
Facilities		(201,307)	(16,821)	1,088	(1,364)	166	11,359	(206,879)
Machinery and accessories		(1,118,339)	(169,238)	31,299	(513)	17,185	38,633	(1,200,973)
Leasehold improvements		(626,431)	(56,289)	63,062	(133)	464,551	21,478	(133,762)
Buildings		(455,402)	(97,034)	9,750	20	301,177	12,626	(228,863)
Furniture and fixtures		(408,832)	(64,907)	66,087	-	62,651	19,601	(325,400)
IT equipment		(475,668)	(54,962)	102,220	1,585	31,284	15,753	(379,788)
Other assets		(27,822)	(411)	-	83	-	2,423	(25,727)
Total depreciation		(3,666,796)	(488,820)	278,597	(334)	876,990	131,870	(2,868,493)
Net total		4,966,150	(107,604)	(35,661)	(20,796)	(879,059)	(63,833)	3,859,197

29

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

17.	INTANGIBLE ASSETS
		Consolidated
	Useful life range (in years)	December 31, 2023	Additions	Write-offs	Transfers	Loss of control write-off (a)	Translation adjustment	September 30, 2024
Cost
Software	2.5 to 10	2,104,028	108,520	(19,036)	(11,457)	(151,398)	28,775	2,059,432
Trademarks and patents (defined useful life)	20 to 25	618,385	-	-	-	(618,385)	-	-
Trademarks and patents (indefinite useful life)	-	2,350,528	-	-	-	(2,350,528)	-	-
Goodwill Avon	-	11,253,458	-	-	-	(3,191,443)	10,252	8,072,267
Goodwill Singu	-	52,049	-	-	-	-	-	52,049
Relationship with retail clients	10	203	-	-	-	-	191	394
Relationship with franchisees and sub-franchisees	10 to 15	1,928,421	-	-	-	(736,370)	9,772	1,201,823
Technology developed	5	1,351,930	-	-	-	(1,351,929)	(1)	-
Other intangibles	2	5,399	7,202	(4,130)	-	-	16	8,487
Total cost		19,664,401	115,722	(23,166)	(11,457)	(8,400,053)	49,005	11,394,452

Accumulated amortization:
Software		(1,014,595)	(198,358)	10,228	2,358	(48,558)	(23,214)	(1,272,139)
Trademarks and patents		(123,677)	-	-	-	123,677	-	-
Relationship with retail clients		(202)	(1,662)	1,895	-	-	(191)	(160)
Relationship with franchisees and sub-franchisees		(869,119)	(99,971)	-	-	347,626	(2,326)	(623,790)
Technology developed		(1,081,545)	-	-	-	1,081,545	-	-
Other intangibles		(5,397)	-	-	-	-	(20)	(5,417)
Total accrued amortization		(3,094,535)	(299,991)	12,123	2,358	1,504,290	(25,751)	(1,901,506)
Net total		16,569,866	(184,269)	(11,043)	(9,099)	(6,895,763)	23,254	9,492,946

a)	Refers to the effect of the write-off of fixed asset balances in the former subsidiary API, associated with the loss of control.

30

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2022	Additions	Write-offs	Transfers	Transfer to assets held for sale	Translation adjustment	September 30, 2023
Cost:
Software	2.5 to 10	2,949,813	92,571	(467,843)	181,912	(96,956)	(55,859)	2,603,638
Trademarks and patents (defined useful life)	20 to 25	813,204	-	-	-	(139,869)	(27,026)	646,309
Trademarks and patents (indefinite useful life)	-	4,818,030	-	-	-	-	32,834	4,850,864
Goodwill Avon	-	12,307,865	-	-	-	-	(231,808)	12,076,057
Goodwill Emeis Brazil Pty Ltd.	-	124,315	-	-	-	(124,315)	-	-
Goodwill The Body Shop	-	1,645,527	7	-	-	-	43,854	1,689,388
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Goodwill Singu	-	-	52,049	-	-	-	-	52,049
Relationship with retail clients	10	2,583	-	-	-	(2,255)	(8)	320
Key money (indefinite useful life)	-	22,313	-	-	-	-	(723)	21,590
Key money (defined useful life)	3 to 18	7,828	383	(2,144)	(378)	-	877	6,566
Relationship with franchisees and sub-franchisees and sales representatives	14 to 15	2,676,563	-	(14,892)	372	-	(110,957)	2,551,086
Technology developed (by acquired subsidiary)	-	1,457,039	-	-	-	-	(58,670)	1,398,369
Other intangible assets and intangibles under development	-	133,403	162,046	(5,563)	(161,546)	(9,797)	(2,656)	115,887
Total cost		26,959,939	307,056	(490,442)	20,360	(373,192)	(410,142)	26,013,579

Accumulated amortization:
Software		(1,720,169)	(306,116)	467,346	436	75,818	8,576	(1,474,109)
Trademarks and patents		(169,620)	(23,992)	-	-	45,298	22,890	(125,424)
Key money		(10,103)	-	2,114	-	-	1,423	(6,566)
Relationship with retail clients		(2,968)	-	-	-	2,255	393	(320)
Relationship with franchisees and sub-franchisees and sales representatives		(918,994)	(184,219)	14,892	-	-	31,590	(1,056,731)
Technology developed		(874,225)	(209,806)	-	-	-	35,253	(1,048,778)
Other intangible assets		(2,890)	(2,661)	2,175	-	9,797	(10,926)	(4,505)
Total accrued amortization		(3,698,969)	(726,794)	486,527	436	133,168	89,199	(3,716,433)
Net total		23,260,970	(419,738)	(3,915)	20,796	(240,024)	(320,943)	22,297,146

31

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

18.	RIGHT OF USE AND LEASE LIABILITIES
a) Right of use
	Consolidated
	Useful life range (in years) (a)	December 31, 2023	Additions	Write-offs	Transfers	Loss of control write-off (a)	Translation adjustment	September 30, 2024
Cost:
Vehicles	3	159,169	14,282	-	-	(58,215)	1,509	116,745
Machinery and equipment	3 to 10	37,881	-	-	-	(20,073)	(163)	17,645
Buildings	3 to 10	1,500,669	104,972	(26,648)	-	(374,782)	56,255	1,260,466
IT equipment	10	23,145	-	(2,935)	-	(20,264)	54	-
Retail stores	3 to 10	146,994	28,095	(7,797)	-	-	528	167,820
Software	3 to 4	19,130	437	(12,244)	3,811	-	625	11,759
Total cost		1,886,988	147,786	(49,624)	3,811	(473,334)	58,808	1,574,435

Depreciation value:
Vehicles		(76,487)	(25,745)	-	-	26,995	(2,363)	(77,600)
Machinery and equipment		(13,444)	(2,925)	-	-	8,388	(255)	(8,236)
Buildings		(627,752)	(111,082)	8,036	-	174,098	(42,654)	(599,354)
IT equipment		(18,603)	(352)	1,633	-	17,320	2	-
Retail stores		(90,939)	(17,691)	3,612	-	-	(161)	(105,179)
Software		(8,954)	(3,669)	7,724	(2,294)	-	(627)	(7,820)
Total accrued depreciation		(836,179)	(161,464)	21,005	(2,294)	226,801	(46,058)	(798,189)
Net total		1,050,809	(13,678)	(28,619)	1,517	(246,533)	12,750	776,246

a)	Refers to the effect of the write-off of fixed asset balances in the former subsidiary API, associated with the loss of control.
	Consolidated
	Useful life in years (a)	December 31, 2022	Additions	Write-offs(b)	Transfer to assets held for sale	Translation adjustment	September 30, 2023
Cost:
Vehicles	3	164,661	42,143	(84,887)	-	(12,318)	109,599
Machinery and equipment	3 to 10	31,216	10,501	(1,536)	-	(4,596)	35,585
Buildings	3 to 10	1,570,088	167,935	(101,589)	-	(29,884)	1,606,550
IT equipment	10	29,052	2,259	(7,940)	-	(2,431)	20,940
Retail stores	3 to 10	3,361,432	242,298	(229,125)	(1,388,973)	(81,351)	1,904,281
Software	3 to 4	13,527	5,566	-	-	47	19,140
Tools and accessories	3	498	14	(216)	-	(9)	287
Total cost		5,170,474	470,716	(425,293)	(1,388,973)	(130,542)	3,696,382

Accumulated depreciation:
Vehicles		(105,457)	(31,682)	82,536	-	13,264	(41,339)
Machinery and equipment		(13,787)	(7,661)	1,377	-	4,298	(15,773)
Buildings		(556,655)	(182,323)	69,241	-	(3,722)	(673,459)
IT equipment		(23,957)	(3,839)	7,940	-	1,992	(17,864)
Retail stores		(1,525,308)	(285,042)	229,125	563,908	50,369	(966,948)
Software		(3,121)	(4,235)	-	-	(50)	(7,406)
Tools and accessories		(302)	(124)	216	-	18	(192)
Total accrued depreciation		(2,228,587)	(514,906)	390,435	563,908	66,169	(1,722,981)
Net total		2,941,887	(44,190)	(34,858)	(825,065)	(64,373)	1,973,401

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.
b)	Store write-offs were associated with the transformation plan of the former subsidiary The Body Shop.
32

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

	Consolidated
	September 30, 2024	September 30, 2023
Amounts recognized in the statement of income for the nine-month periods ended September 30, 2024 and 2023:
Financial expense on lease	69,039	41,469
Amortization of right of use	161,464	123,368
Expenses for short-term leases and low-value assets	645	4,298
Total	231,148	169,135

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	168,061	114,461
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interests)	69,039	41,475
Other lease-related payments	-	3,641
Total	237,100	159,577

b)	Lease liability
	Consolidated
	September 30, 2024	December 31, 2023
Current	168,372	298,600
Non-current	503,938	851,840
Total	672,310	1,150,440

Below are the changes in lease liability balances for the nine-month periods ended September 30, 2024 and 2023:

Consolidated
Balance as at December 31, 2022	3,270,737
Transfers to held for sale	(891,098)
New contracts and modifications	460,470
Payments (principal)	(553,864)
Payments (interest)	(120,692)
Appropriation of financial charges	121,065
Write-offs	(48,501)
Translation adjustment	(111,628)
Balance as at September 30, 2023	2,126,489

Balance as at December 31, 2023	1,150,440
New agreements and modifications	134,735
Payments (principal)	(168,061)
Payments (interest)	(69,039)
Appropriation of financial charges	69,039
Effect of loss of control of former subsidiary API	(419,483)
Write-offs	(33,760)
Translation adjustment	8,439
Balance as at September 30, 2024	672,310

33

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The amount of lease liability payments, including interest payments due to maturity, is as follows:

	Consolidated
	September 30, 2024	December 31, 2023
Less than a year	236,275	401,217
One to five years	569,649	912,529
More than five years	42,858	135,207
Total expected cash flow	848,782	1,448,953
Interest to be incurred	(176,472)	(298,513)
Total balance	672,310	1,150,440
19.	BORROWING, FINANCING AND DEBENTURES
	Ref.	Consolidated
		September 30, 2024	December 31, 2023

Financing Agency for Studies and Projects (“FINEP”)		3,799	3,546
Debentures	A	2,422,671	1,962,188
Commercial Notes	B	-	517,534
Working capital – Avon		-	1,832

Raised in foreign currency
Debt securities (“Notes”) – Lux	C	3,956,844	3,497,067
Debt securities (“Notes”) – Avon	D	-	129,535
Loans with former subsidiary Avon	E and H	681,333	-
Grand total		7,064,647	6,111,702

Current		813,615	163,844
Non-current		6,251,032	5,947,858

Debentures
Current		71,199	68,189
Non-current		2,351,472	1,852,699

34

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

Ref.	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazilian Real	September 2027 to September 2032	CDI + 0.8% to 1.6% with semi-annual payments.	CDI + 0.8%, CDI + 1.35% and CDI + 1.60%	Personal guarantee from Natura &Co Holding S.A
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments.	CDI + 1.55%	Guarantee of Natura &Co Holding S.A.
C	US Dollar	May 2028	Interest of 4.125% p.a. with bi-annual payments	4.125%	Guarantee of Natura &Co Holding S.A.
D	US Dollar	March 2043	Interest of 8.45% of p.a. with bi-annual payments	8.45% p.a.	None
E	US Dollar	October 2024 to February 2025	6.16% to 6.55%	6.16% to 6.55%	None
F	Euro	November 2024 to February 2025	4.55% to 4.68%	4.55% to 4.68%	None
G	Philippine Peso	October 2024 to September 2026	6%	6%	None
H	Others	October 2024 to December 2024	2% to 6.50%	2% to 6.50%	None

Changes in the balances of borrowing, financing and debentures for the nine-month periods ended September 30, 2024 and 2023 are as follows:

Consolidated
Balance as at December 31, 2022	13,592,286
Captures	1,506,701
Amortizations	(8,185,865)
Reversal of fair value recognized in business combinations	(206,228)
Appropriation of financial charges and funding costs	773,906
Financial charges payment	(997,443)
Exchange rate variation	(336,884)
Translation adjustment	64,430
Balance as at September 30, 2023	6,210,903

Balance as at December 31, 2023	6,111,702
Capture	1,460,329
Loans with the former subsidiary API arising from the loss of control (a)	681,333
Write-off of loans with third parties from the former subsidiary API (b)	(126,342)
Amortizations	(1,465,492)
Appropriation of financial charges and fundraising costs	314,819
Financial charges payment	(345,999)
Translation adjustment (other comprehensive income)	434,297
Balance as at September 30, 2024	7,064,647
a)	Refers to loans to subsidiaries of the former subsidiary API, which were eliminated in the consolidation process and are now presented after the loss of control of this subsidiary.

b)	Effect of the write-off of loans with third parties from the former subsidiary API, after deconsolidation due to loss of control.

The maturities of the non-current portion of borrowing, financing and debentures recorded as non-current liabilities are as follows:

	Consolidated
	September 30, 2024	December 31, 2023
2025	(9,950)	494,677
2026	(3,169)	-
2027	238,863	1,072,566
2028 onwards	6,025,288	4,380,615
Total	6,251,032	5,947,858

35

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

19.1        Covenants

As at September 30, 2024 and December 31, 2023, the Company and its subsidiaries were not required to calculate and disclose restrictive clauses (covenants).

The Company also has covenants related to non-financial indicators according to each contract, of which it was in compliance as at September 30, 2024 and December 31, 2023.

20.	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS
	Parent		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Domestic trade accounts payable	3,180	23,307	4,377,401	4,058,832
Foreign trade accounts payable (a)	282,353	7,726	404,793	588,685
Subtotal	285,533	31,033	4,782,194	4,647,517
Reverse factoring operations (b)	-	-	586,154	654,961
Total	285,533	31,033	5,368,348	5,302,478
a)	Refer to imports denominated primarily in US dollars, euros and pounds.
b)	The Company has contracts signed with top-tier financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure the operation known as “drawer risk” with its main suppliers. For further details on these transactions, please refer to note 3.15 of the annual financial statements for the year ended December 31, 2023.
21.	TAX LIABILITES
	Parent		Consolidated
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
ICMS (ordinary)	-	-	213,459	216,882
ICMS-ST provision (a)	-	-	65,322	63,722
Taxes on invoicing abroad (b)	-	-	145,553	150,706
Withholding tax (b)	-	-	137,565	118,133
Other taxes payable - foreign subsidiaries (b)	-	-	59,721	102,537
Income tax	19,807	23,084	19,807	23,084
PIS and COFINS payable	148	60,678	148	60,678
INSS and service tax payable (ISS)	1,234	-	8,123	5,603
Others	-	-	12,429	20,609
Total	21,189	83,762	662,127	761,954

Current	21,189	83,762	495,077	634,760
Non-current	-	-	167,050	127,194
a)	The Company is discussing the illegality of changes in state legislation for charging ICMS-ST. Part of the amount recorded as taxes to be collected but not yet collected is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in explanatory note no. 12.
b)	The reduction in the balance at September 30, 2024 is mainly associated with the loss of control of the former subsidiary API.

36

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

22.1 Contingencies with risk of loss assessed as probable

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination) (c)		Total
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Balance at the beginning of the year	166,723	187,052	626,582	557,675	187,304	186,118	385,981	406,428	1,366,590	1,337,273
Additions	15,762	19,663	13,580	284,041	109,730	85,197	-	-	139,072	388,901
Reversals (a)	(53,850)	(4,801)	(27,912)	(8,620)	(14,783)	(34,610)	(7,468)	(25,622)	(104,013)	(73,653)
Payments/utilization of judicial deposits (b)	(28,646)	(51,587)	(9,374)	(293,003)	(83,081)	(41,660)	-	-	(121,101)	(386,250)
Inflation adjustment	4,349	7,644	10,724	27,143	5,101	4,849	18,251	18,903	38,425	58,539
Exchange rate variation	(43)	(2,605)	(201)	(21,648)	(492)	(11,116)	1,918	(16,406)	1,182	(51,775)
Effect of loss of control of former subsidiary API	(12,071)	-	(470,941)	-	(36,326)	14	(7,760)	-	(527,098)	14
Balance as at September 30	92,224	155,366	142,458	545,588	167,453	188,792	390,922	383,303	793,057	1,273,049

Current	-	192	-	397,631	11,405	23,488	-	-	11,405	421,311
Non-current	92,224	155,174	142,458	147,957	156,048	165,304	390,922	383,303	781,652	851,738

.

a)	The tax reversals originate from the subsidiary Natura Cosméticos referring to (i) cases of social security contributions levied on labor benefits, due to the decision of the Superior Court of Justice that modulated the effects of the unfavorable decision on the merits for taxpayers who did not file a lawsuit by September 2020. Considering that the Company meets the requirements for modulation of effects, the previously constituted provision was reversed, and the loss forecast changed to possible, in the amount of R$35,000; and (ii) adhesion to the amnesty program “Tax Transaction - Paulista Agreement”, related to the lawsuit of ICMS credits on goods given as a bonus. For this reason, the previously constituted provision was reversed, in the amount of R$10,000, to reflect the amount actually paid due to adhesion.

Tax reversals consist of principal and fines totaling R$34,052, plus interest of R$19,798 from the subsidiary Natura Cosméticos and R$2,935 of principal related to business combination contingent liabilities. The net effect of the additions and reversals of principal and fines of tax contingencies was recorded in Other Net Operating Expenses (note no. 29), totaling R$21,225 in the Consolidated.

The net effect of monetary restatements of all contingencies and reversals of interest from tax contingencies was recorded in the Financial Result (note 31), totaling R$(18,627) in the Consolidated.

b)	Tax payments mainly refer to the agreement reached by the subsidiary Natura Cosméticos with the State of Paraíba regarding the legal proceeding to increase the value-added margin, in the calculation basis of ICMS-ST, which resulted in the termination of the proceeding through the use of judicial deposits (R$17,177 redeemed in favor of the Company and R$11,470 used in the settlement of the proceeding).

Labor payments mainly refer to the termination of proceedings brought by former employees and service providers of the subsidiary Natura Cosméticos. None of these proceedings are individually relevant.

c)	The values of contingent liabilities arising from the business combination with the subsidiary Avon refer to tax-related proceedings.

37

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

22.2. Contingent liabilities assessed as possible risk of loss

The Company has administrative and judicial contingencies, related to certain tax positions adopted on the IRPJ and CSLL calculation, for which the expectation of loss is evaluated by the Company’s Management and supported by its legal advisors, that will probably be accepted based on the Superior Court last instance decision, aligned with the ICPC 22/IFRIC 23 dispositions.

	Consolidated
	September 30, 2024	December 31, 2023
Tax	11,432,667	10,375,764
Civil	123,757	246,500
Labor	302,543	169,463
Total contingent liabilities	11,858,967	10,791,727

The Company has mainly tax contingencies, related to other taxes, evaluated by the Company’s Management and supported by its legal advisors, and classified as possible. Therefore, no provision has been recorded for those cases for which losses are considered possible, as set forth in the table below. As at September 30, 2024, contingencies classified as possible loss represented R$11,858,967 (R$10,791,727 as at December 31, 2023).

The increase in the tax balance is basically associated with (i) monetary variation of existing lawsuits, and (ii) lawsuits related to the exclusion of PIS and COFINS from the calculation basis itself and tax assessment notices related to the disallowance of PIS and COFINS credits on inputs, as well as the collection of IPI and ICMS-ST. Additionally, in the second quarter of 2024, the Company obtained a favorable judgment regarding the tax assessment notice that required the collection of ICMS-ST on the distribution establishment, partially offsetting the previously mentioned increases.

As a result of the loss of control of the former subsidiary Avon Internacional, the total balance of contingent liabilities was reduced by R$438,345 (R$219,408 tax, R$200,465 civil and R$18,472 labor), also partially offsetting the previously mentioned increases.

23.	OTHER LIABILITIES
	Parent		Consolidated (a)
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Pension and post-employment health care plans (b)	-	-	265,906	515,901
Deferred revenue from performance obligations to customers (c)	-	-	32,274	131,113
Incentive provision for consultants	-	-	20,997	153,692
Provision for operating expenses (marketing/technology, etc.) (d)	-	-	260,929	482,287
“Crer Para Ver” (e)	-	-	33,832	47,571
Provision for restructuring	182	15,682	1,050	113,440
Insurance payable	1,137	19,719	6,114	84,032
Other liabilities (f)	27	660	114,724	128,976
Total	1,346	36,061	735,826	1,657,012

Current	1,180	31,984	428,957	970,479
Non-current	166	4,077	306,869	686,533

a)	Of the reduction in the balance on September 30, 2024, approximately R$801,042 is associated with the loss of control of the former subsidiary API.
b)	As at September 30, 2024, there was R$213,509 (R$209,288 as at December 31, 2023) relating to post-employment assistance plans of the subsidiary Natura Cosméticos and R$52,397 (R$52,441 as at December 31, 2023) relating to post-employment assistance plans of the subsidiary Natura &Co International.
c)	Refers to the deferral of revenue from performance obligations related to points-based loyalty programs, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$23,142 (R$31,089 as at December 31, 2023) refers to the consolidated subsidiary Natura Cosméticos and R$9,132 (R$12,007 as at December 31, 2023) refers to the subsidiary Natura &Co International.
d)	Refers to the Company's operating provision arising mainly from expenses with the provision of technology, marketing and advertising services.

38

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

e)	Contribution to the social program for the development of the quality of education.
f)	Refers to miscellaneous provision such as compensation and long-term contractual obligations.
24.	SHAREHOLDERS’ EQUITY
24.1	Treasury shares

As at September 30, 2024 and December 31, 2023, the item “Treasury shares” was composed as follows:

	Number of shares	R$ (in thousands)	Average price per share – R$
Balance as at December 31, 2022	9,913,855	262,360	26.46
Used	(3,692,633)	(97,670)	26.45
Balance as at September 30, 2023	6,221,222	164,690	26.47

Balance as at December 31, 2023	6,204,048	164,236	26.47
Used (a)	(5,048,525)	(133,661)	26.48
Balance as at September 30, 2024	1,155,523	30,575	26.46

a)        The movement refers to the shares released related to long-term incentive plans whose vesting period ended on September 30, 2024.

There were no changes in the minimum and maximum cost of the balance of treasury shares on September 30, 2024, considering that there was no new share acquisition in the quarter.

24.2	Additional dividend distribution

On March 11, 2024, the Company’s Board of Directors approved a proposed dividend in addition to the minimum dividend in addition, related to the year ended December 31, 2023, in the total amount of R$685,190, equivalent to the remuneration of R$0.4940 per share, excluding treasury shares. Such dividends were paid on April 19, 2024.

24.3	Interests on own equity from fiscal year 2024

On March 28, 2024, the Company’s Board of Directors approved the distribution of interest on equity in the amount of R$44,853, corresponding to an estimated gross value of R$0.0324 per share (excluding treasury shares), with retention of 15% withholding tax, resulting in interest on equity in the net amount of R$38,125, corresponding to an estimated net value of R$0.0275 per share (excluding treasury shares), and except where shareholders are legal entities proven to be immune from or exempt from withholding tax . Payment of interest on equity will be made during the 2024 fiscal year, on a date to be determined by the Company’s management.

39

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

25.	INFORMATION ON SEGMENTS

As a result of the completion of the sale of The Body Shop, the balances of the former subsidiary are not included in the consolidated balance sheet, and the results from this segment were classified as discontinued operations in the income statement for the nine-month periods ended September 30, 2024 and 2023.

In addition, with the loss of control of the former subsidiary API, the results obtained by this segment were also classified as discontinued operations in the income statement for the nine-month periods ended September 30, 2024 and 2023.

With regard to the Natura &Co Latam segment, we have reclassified R$31,520 (R$49,736 in the period ended September 30, 2023) related to the negative result of some Avon entities in Central America, which are corporately part of the API structure, and which had their results reclassified to discontinued operations in the Natura &Co Latam segment.

The other operating segments did not undergo any changes in their composition and information by geographic area in relation to what was disclosed in the financial statements for the fiscal year ended December 31, 2023.

The tables below contain summarized financial information related to the nine-month periods ended September 30, 2024 and 2023 and the fiscal year ended December 31, 2023.

25.1	Operating segments
	September 30, 2024
	Reconciliation to net income (loss) for the period
	Net revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Net income (loss) for the period
Natura &Co Latam	16,334,318	2,323,251	(681,514)	(29,542)	(482,036)	(325,008)	805,151
Avon International	-	-	-	(980,534)	-	-	(980,534)
Corporate expenses	8,126	(306,895)	(488)	(7,063,389)	(144,942)	(800,326)	(8,316,040)
Consolidated	16,342,444	2,016,356	(682,002)	(8,073,465)	(626,978)	(1,125,334)	(8,491,423)

	September 30, 2023
	Reconciliation to loss for the period
	Net revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Loss for the period
Natura &Co Latam	15,087,150	1,670,588	(695,759)	7,217,868	(1,895,591)	868,454	7,165,560
Avon International	-	-	-	(1,391,763)	-	-	(1,391,763)
The Body Shop	-	-	-	(355,331)	-	-	(355,331)
Aesop	-	-	-	(4,655)	-	-	(4,655)
Corporate expenses	2,499	(243,921)	-	(9,670)	542,416	(62,706)	226,119
Consolidated	15,089,649	1,426,667	(695,759)	5,456,449	(1,353,175)	805,748	5,639,930

	September 30, 2024				December 31, 2023
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	16,610,365	26,865,648	6,338,065	4,433,591	18,240,916	23,253,227	6,914,476	4,324,263
Avon International	-	-	-	-	8,008,108	10,608,234	2,792,255	977,003
Corporate balances	3,559,892	5,489,949	1,995,052	4,055,928	510,769	8,885,554	706,768	3,911,785
Consolidated	20,170,257	32,355,597	8,333,117	8,489,519	26,759,793	42,747,015	10,413,499	9,213,051

40

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

25.2	Net revenue and non-current assets by geographic region
	Net revenue		Non-current assets
	September 30, 2024	September 30, 2023	September 30, 2024	December 31, 2023
Asia	8,126	4,511	327	572,168
North America	2,504,748	2,475,393	3,716,931	3,956,986
Mexico	2,495,530	2,454,520	3,716,930	3,883,804
Others	9,218	20,873	-	73,182
South America	13,823,714	12,596,073	12,906,659	14,015,695
Brazil	9,280,946	8,630,681	10,858,688	10,933,917
Argentina	2,404,311	1,948,915	540,136	261,155
Others	2,138,457	2,016,477	1,507,835	2,820,623
Europe, Middle East and Africa (EMEA)	5,856	13,672	3,546,340	8,214,944
UK	-	-	-	5,132,107
Others	5,856	13,672	3,546,340	3,082,837
Consolidated	16,342,444	15,089,649	20,170,257	26,759,793

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

26.	REVENUE
	Consolidated
Gross revenue:	September 30, 2024	September 30, 2023
Direct selling	19,875,987	18,521,235
Retail	841,450	344,010
Online	712,743	674,193
Other sales	481,045	558,404
Subtotal	21,911,225	20,097,843

Returns and cancellations	(258,140)	(248,049)
Commercial discounts and rebates	(7,907)	(7,283)
Taxes on sales	(5,302,734)	(4,752,862)
Subtotal	(5,568,781)	(5,008,194)
Total net revenue	16,342,444	15,089,649

41

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

27.	OPERATING EXPENSES AND COST OF SALES
	Parent		Consolidated
Classified by function	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Cost of sales	-	-	5,497,663	5,396,401
Selling, marketing and logistics expenses	-	-	6,661,956	5,998,550
Administrative, R&D, IT, and project expenses	174,700	53,695	2,299,227	2,279,391
Total	174,700	53,695	14,458,846	13,674,342

Classified by nature
Cost of sales	-	-	5,497,663	5,396,401
Raw material/packaging material/resale	-	-	4,756,021	4,622,681
Employee benefits expense (note no. 28)	-	-	318,493	339,016
Depreciation and amortization	-	-	83,462	87,957
Others	-	-	339,687	346,747

Selling, marketing and logistics expenses	-	-	6,661,956	5,998,550
Logistics costs	-	-	1,096,441	941,741
Personnel expenses (note no. 28)	-	-	1,278,432	1,409,699
Marketing, sales force and other selling expenses	-	-	4,001,163	3,401,876
Depreciation and amortization	-	-	285,920	245,234

Administrative, R&D, IT and project expenses	174,700	53,695	2,299,227	2,279,391
Innovation expenses	-	-	119,244	132,050
Personnel expenses (note no. 28)	46,577	37,047	1,063,906	957,701
Restructuring expenses	(14,397)	1,939	(14,397)	1,939
Others administrative expenses	142,210	13,052	817,853	825,133
Depreciation and amortization	310	1,657	312,621	362,568

Total	174,700	53,695	14,458,846	13,674,342
28.	EMPLOYEE BENEFITS
	Parent		Consolidated
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Payroll, profit sharing and bonuses	45,187	16,213	1,755,831	1,781,438
Supplementary pension plan	-	-	32,228	26,118
Share-based payments and charges on restricted shares, net of tax	(5,948)	11,040	51,451	73,104
Health care, food and other benefits	671	1,366	414,803	384,712
Charges, taxes and social contributions	725	769	195,636	267,561
Social security	5,943	7,659	210,882	173,483
Total	46,578	37,047	2,660,831	2,706,416
28.1	Share-based payments

Detailed information regarding share-based payment plans was presented in the Company's financial statements for the year ended December 31, 2023, in explanatory note 28.

The revenue (expense) related to stock option plans, restricted shares and performance shares, including social security charges, recognized in the nine-month period ended September 30, 2024, was R$ (5,948) and R$ 51,451 in the parent company and in the consolidated (R$ 11,040 and R$ 73,104 on September 30, 2023), respectively.

NYSE delisting

On January 18, 2024, the Company announced the approval of the secondary delisting on the New York Stock Exchange while maintaining the primary listing on the B3 stock exchange in São Paulo.

As a result, the plans backed by ADRs will have them converted into phantom shares of B3. In practice, this means that the ADR holder will receive the payment in cash during the vesting period, which is determined by the price

42

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

on B3 on that date. Each ADR is equivalent to two shares of B3. All shares for which the vesting period had not been completed were adjusted in numbers to reflect this proportion, so that the value would not be changed.

According to IFRS 2 (CPC 10 R1 – Share-based Payment), B3 phantom shares are considered share-based payments settled in cash. The change from a share-settled payment (pre-classification of ADRs prior to delisting) to a cash-settled payment results in the recognition of a liability that reflects the Company's obligation to make the payment upon vesting.

The initial measurement of the liability is based on the fair value of the underlying B3 shares and takes into account the extent of service provision to date.

Fair value is generally determined using the Black-Scholes or Stochastic model, depending on the type of award. The Stochastic model is used to value awards with market conditions in order to incorporate a discount factor in the fair value for the probability of achieving the relevant targets. To value awards that are not subject to a market-based performance condition and have a fixed term, the Black-Scholes valuation model is used.

There was no impact on the result as a result of the initial recognition of the liability and the value of the liability was reclassified from equity. At each closing and, finally, on the settlement date, the fair value of the liability is remeasured. Remeasurements of the liability are recognized in the result.

New plans 2024

During the current quarter, the main plans awarded were as follows:

a) 6,749,122 restricted stock units (“RSUs”), of which 2,993,465 are B3 phantom shares, which will be exercisable at the end of the three-year period, provided that the participant remains employed during the vesting period;

b) 1,521,212 RSUs, of which 336,503 are B3 phantom shares, which are generally exercisable in installments of one to three years, provided that the participant remains employed during the vesting period. These shares are known as “Matching Awards,” through which eligible employees choose to invest part of their Profit Sharing Program payment in the purchase of Company shares. The Company will then grant Matching Awards to match these acquired shares;

c) 376,106 RSUs, of which 326,568 are B3 phantom shares, which will be exercisable immediately and will be released to participants in March 2025.

29.	FINANCIAL RESULTS
	Parent		Consolidated
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Financial expenses (debt interest)	-	-	(372,345)	(635,982)
Interest on short-term investments and other	9,650	743	272,887	583,092
Exchange rate variations on financial activities, net	10,767	-	(10,323)	255,936
Losses with derivatives on exchange rate variations on financial activities, net	1,601	-	17,821	(1,068,476)
Inflation adjustment of provision for tax, civil and labor risks and tax liabilities	(41)	-	(18,627)	(58,539)
Lease expenses	(69)	(83)	(69,039)	(43,822)
Other financial expenses	(23,071)	(3,177)	(144,221)	(281,361)
Hyperinflationary economy adjustment	-	-	(184,360)	(107,666)
Other gains (losses) from exchange rate variation on operating activities	9,162	(1,179)	(118,771)	3,643
Financial results	7,999	(3,696)	(626,978)	(1,353,175)
a)	Substantially refer to exchange losses on investments in US dollars by the subsidiary Natura Argentina.
b)	Debt interest includes, in addition to interest in the amount of R$314,819 (see note no. 19), the result determined from derivatives designated for fair value hedge accounting in the amount of R$56,744.

43

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

30.	OTHER OPERATING INCOME (EXPENSE), NET
	Consolidated
	September 30, 2024	September 30, 2023
Other operating income, net
Result in the write-off of fixed assets	-	1,399
Tax credits (a)	121,910	25,379
Reversal of provision for tax, labor and civil contingencies	25,758	20,973
Reversal of transport losses	43,351	-
Reversal of provision for impairment	-	31,076
Deferred revenue with service budget	8,846	-
Revenue from the sale of the customer portfolio	29,218	8,077
Other operating income	41,036	10,973
Total other operating income	270,119	97,877

Other operating expenses, net
Result in the write-off of fixed assets	(6,720)	-
Crer Para Ver (b)	(36,521)	(13,663)
Provision for impairment	-	(31,829)
Expenses for selling the customer portfolio	-	(12,644)
Transformation and integration plan (c)	(229,721)	(257,228)
Restructuring expenses	(12,442)	(73,988)
Royalties expenses	(17,511)	-
Other operating expenses	(153,014)	(40,223)
Total other operating expenses	(455,929)	(429,575)
Other operating income (expenses), net	(185,810)	(331,698)
a)	Refers mainly to PIS and COFINS credits.
b)	Allocation of operating profits obtained from sales of the non-cosmetic product line called “Crer Para Ver” to the Natura Institute, specifically earmarked for social projects aimed at developing quality education.
c)	Expenses related to the execution of the Natura &Co Latam integration plan (“ELO project”) and integration of the subsidiary API.

31.	EARNINGS PER SHARE

The basic result per share is calculated by dividing the profit or loss attributable to the Company’s shareholders by the weighted average number of common shares in circulation, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	September 30, 2024	September 30, 2023
Profit (loss) attributable to the Company's controlling shareholders	(8,491,423)	5,639,930
Weighted average of the number of issued common shares	1,385,675,623	1,385,675,623
Weighted average treasury shares	(2,733,461)	(7,808,628)
Weighted average of the number of outstanding common shares	1,382,942,162	1,377,866,995
Basic profit (loss) per share - R$	(6.1401)	4.0932

44

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding, assuming conversion of all potential common shares that would cause dilution.

Consolidated
September 30, 2023
Profit attributable to the Company's controlling shareholders	5,639,930
Weighted average number of common shares issued	1,377,866,995
Adjustment for stock options and restricted shares	5,536,171
Weighted average number of common shares for diluted earnings per share	1,383,403,166
Diluted earnings per share - R$	4.0769
32.	RELATED PARTY TRANSACTIONS

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1.	Active and passive positions with related parties

The Company has transactions with related parties recognized as presented below. Transactions with API are no longer treated as transactions with related parties, due to the loss of control process (see details in explanatory note no. 1.1):

	Parent
	September 30, 2024	December 31, 2023
Current assets:
Natura Cosméticos S.A. (b)	-	103,557
Avon Products, Inc. (a) and (d)	-	41,152
Natura Cosméticos S.A. – Argentina (a)	-	3,630
Natura Cosméticos S.A. – Perú (a)	524	465
Natura Cosméticos S.A – Colômbia (a)	368	365
Indústria e Comércio de Cosméticos Natura Ltda. (b)	-	96
Natura &Co Luxembourg Holdings S.A.R.L. (c)	-	1,550
Total current assets	892	150,815

	Parent
	September 30, 2024	December 31, 2023
Current liabilities:
Natura Cosméticos S.A. (a) e (d)	41,083	52,543
Indústria e Comércio de Cosméticos Natura Ltda. (a)	991	605
Natura Comercial (a)	34	14
Avon Products, Inc. (b)	-	117,278
Natura &Co Luxembourg S.a.r.L (d)	-	162,676
Total current liabilities	42,108	333,116
a)	Refers to the transfer of expenses related to restricted share purchase option plans.
b)	Refers to the transfer of shared expenses.
c)	Refers to reimbursement of expenses for issuing bonds.
d)	Refers to the loan conducted between the companies.

In the nine-month periods ended September 30, 2024 and 2023, there were no relevant transactions between the parent company and related parties that were reflected in the income statement. The main transactions that occurred in the period refer to the transfer of expenses related to stock option plans and restricted shares.

32.2.	Uncontrolled and unconsolidated transaction with related parties

Instituto Natura is one of the shareholders of the Essential Investment Fund and, on September 30, 2024, its balance was R$10,293 (R$6,994 on December 31, 2023).

On June 5, 2012, a contract was signed between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and lease of a processing, storage and distribution center for goods, in the city of Itupeva/SP. In 2019, Bres Itupeva assigned its credits to BRC Securitizadora S/A, to which the Company makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the controlling block of Natura &Co Holding S.A. indirectly hold control of Bres Itupeva. The amount involved in the transaction was recorded under the heading “Right of Use” of Buildings, and the balance on September 30, 2024 was R$49,457 (R$52,742 under the heading “Buildings” of Fixed Assets, on December 31, 2023) and in the nine-month period ended September 30, 2024, the amount paid as rent was R$12,997 (R$11,791, in the nine-month period ended September 30, 2023).

45

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

On January 8, 2021, a related-party transaction was concluded between the Company, as lessee and owner, Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose entity (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, (Co-Chairmen of the Company's Board of Directors and shareholders of the controlling block of Natura &Co Holding S.A., the Company's controlling company), as lessor and surface owner. This transaction was concluded with the aim of expanding the Company's distribution network and increasing its logistical efficiency by installing a new distribution center in the State of Alagoas. The amount involved in the transaction is recorded under the caption “Right of Use” of “Buildings” in the amount of R$44,725 and in the nine-month period ended September 30, 2024, the total amount paid as rent was R$7,886. (R$6,293 in the nine-month period ended September 30, 2023).

On May 12, 2021, the transaction was concluded between the Company, as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-chairmen of the Board of Directors of Natura &Co Holding S.A. and shareholders comprising the controlling block of Natura &Co Holding S.A.). The transaction was entered into with the aim of maintaining the Company's distribution center activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under the caption “Right of Use” of “Buildings” in the amount of R$14,259 and in the nine-month period ended September 30, 2024, the total amount paid as rent was R$3,640. (R$3,845 in the nine-month period ended September 30, 2023).

In the nine-month period ended September 30, 2024, the Company and its subsidiaries transferred to the Natura Institute as a donation associated with the net result of sales of the Natura Crer Para Ver product line the amount of R$53,333 (R$45,000 on September 30, 2023).

The Company has a policy for transactions with related parties, in addition to an internal control structure to support the identification, monitoring and approval of transactions between related parties.

32.3.	Key management personnel compensation

The total compensation of the key management personnel is as follows:

	September 30, 2024			September 30, 2023
	Compensation			Compensation
	Fixed	Variable	Fixed	Variable	Fixed	Variable
Board of Directors	5,791	4,025	9,816	6,354	9,999	16,353
Executive Board	16,021	50,714	66,735	21,242	171,423	192,665
	21,812	54,739	76,551	27,596	181,422	209,018

The totals in the table above include employer pension charges.

The amount accumulated in the nine-month period ended September 30, 2023 includes the termination of benefits for key management employees related to the review of the Company's corporate structure processes.

The amounts include increases and/or reversals of accumulated expense recognized in prior years due to reassessments of the number of awards expected to vest and reassessment of employer pension charges that must be paid upon vesting.

46

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

33.	COMMITMENTS

In the normal course of its business, the Company enters into long-term contracts for the supply of manufacturing, transportation, information technology and electricity services (with effective physical delivery, to supply its manufacturing activities). The contracts provide for termination clauses for non-compliance with essential obligations. Generally, the minimum contractually agreed upon is acquired and for this reason there are no liabilities recorded in addition to the amount that is recognized on an accrual basis.

The minimum total payments associated with commitments, measured at nominal value, are:

	Consolidated
	September 30, 2024	December 31, 2023
Less than one year	10,896	273,548
One to five years	13,653	486,961
Above five years	-	799
Total	24,549	761,308
34.	INSURANCE

The Company adopts an insurance policy that mainly considers the concentration of risks and their relevance, taking into account the nature of its activities and the guidance of its insurance consultants. Insurance coverage, as of September 30, 2024 and December 31, 2023, was as follows:

Item	Type of coverage	Amount insured
		September 30, 2024	December 31, 2023
Industrial complex and administrative sites	Any damage to buildings, facilities, inventories, and machinery and equipment	3,000,000	4,694,455
Vehicles	Fire, theft and collision for the vehicles insured by the Company	700	24,907
Freight	Damage to products in transit	37,353	81,328
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	302,181	886,720
Environmental responsibility	Protection for environmental accidents that may raise complaints under environmental legislation	30,000	30,000
35.	ADDITIONAL INFORMATION RELATING TO THE STATEMENT OF CASH FLOWS

The following table presents the investment and financing transactions that do not involve the use of cash and cash equivalents and are therefore presented separately as additional information to the cash flow statement:

	Parent		Consolidated
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Non-cash items
Hedge accounting impact, net of tax effects	-	-	35,404	484,162
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	36,625	(96,529)

36.	DISCONTINUED OPERATIONS

36.1 Sale of former subsidiaries Aesop and The Body Shop

As mentioned in note 1.2, the Company concluded the sale of the former subsidiaries Aesop and The Body Shop, on August 30, 2023 and December 29, 2023, respectively. This resulted in the classification as discontinued operations in the comparative income statement for the nine-month period ended September 30, 2023.

47

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

36.2 Chapter 11 process of Avon International subsidiary in the United States

As mentioned in note 1.1, on August 12, 2024, the Company's subsidiary and holding company of the beauty brand Avon, API, announced that it had initiated a voluntary Chapter 11 process, which resulted in the loss of control of the operations of the former subsidiary and consequent allocation of the effects associated with the loss of control and the results obtained up to August 12, 2024 to discontinued operations.

36.3. Breakdown of discontinued operations amounts

The breakdown of the results presented in discontinued operations in the income statement for the nine-month periods ended September 30, 2024 and 2023 is presented below:

	30/09/2024	30/09/2023
Consideration received for sale to former subsidiary Aesop	-	12,396,226
Net assets of former subsidiary Aesop, derecognized	-	(1,140,750)
Accumulated translation gains in other comprehensive income	-	115,168
Incremental transaction costs on sale	-	(273,208)
Income tax and social contribution	-	(3,866,020)
Net gain on sale of former subsidiary Aesop	-	7,231,416

Net assets of former subsidiary Avon, derecognized	4,269,123	-
Accumulated translation and other gains in other comprehensive income	(187,215)	-
Total net investment in disposal	4,081,908	-

Exchange rate variations associated with debts designated as part of the net investment in foreign operation	(270,647)	-
Net gain from the write-off of assets and liabilities of the former subsidiary API	3,811,261	-

Incremental transaction costs on sale	(103,142)	-
Losses incurred in measuring the fair value of pre-existing receivables from former subsidiaries API and ACL (Explanatory note no. 5.2) (a)	(10,709,996)	-
Income tax and social contribution	188,020	-
Loss on disposal of former subsidiary API	(6,813,857)	-

Loss before taxes from discontinued operations	(1,361,435)	(1,749,215)
Income tax and social contribution	101,827	(25,752)
Net result from discontinued operations	(1,259,608)	(1,774,967)

Total discontinued operations	(8,073,465)	5,456,449

(a)	As of September 30, 2024, there is R$ 3,479,360 as an adjustment to the fair value of the receivables from API and R$ 7,230,635 as an adjustment to the fair value of ACL (see explanatory note 5.2).

The results of discontinued operations, including the operations of former subsidiaries Aesop, The Body Shop and API for the nine-month periods ended September 30, 2024 and 2023 are presented below:

	September 30, 2024	September 30, 2023
Net revenue	3,856,476	9,108,624
Cost of products sold	(1,471,631)	(2,618,702)
Gross profit	2,384,845	6,489,922

(Expenses) operating revenue	(3,885,770)	(7,600,375)
Selling, marketing and logistics expenses	(1,656,492)	(4,730,246)
Administrative expenses, R&D, IT and projects	(1,336,685)	(2,489,427)
Other operating expenses, net (a)	(892,593)	(380,702)

Operating loss before financial results	(1,500,925)	(1,110,453)

Financial results	139,490	(638,763)

Loss before taxes	(1,361,435)	(1,749,216)

Income tax and social contribution	101,827	(25,751)

Loss for the period	(1,259,608)	(1,774,967)

48

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The net cash flows incurred by discontinued operations are presented below:

	September 30, 2024	September 30, 2023

Operating activities and non-cash items	4,894,975	(5,756,899)
Investing activities	(654,525)	11,983,294
Financing activities	-	(599,170)
Net cash generated (consumed)	4,240,450	5,627,225

37.	SUBSEQUENT EVENTS

Implementation of the FDIC (Credit Rights Investment Fund)

On October 31, 2024, a FIDC (Credit Rights Investment Fund) was implemented, focused on Natura Cosméticos' receivables. The total amount of this operation is R$250 million (subordinated quotation of R$75 million and senior quotation of R$175 million). The FDIC was named FDIC Natura Pay.

49